Power to the Neighborhood

Regulation Crowdfunding Form C
Offering Statement

Issuer: Solar Development Group, LLC

Type of Security: Fixed-Interest Promissory Note

Persons who invest in this Offering ("Investors") will acquire pro rata participation interests (each, a "Participation") in a single fixed-interest promissory note issued by the Issuer (the "Note"). The Participations are the securities offered in this Offering (the "Securities"). Investors will not hold separate promissory notes.

Target Offering Amount: $125,000

Maximum Offering Amount: $145,000

Payment Terms: Quarterly interest payments in arrears; principal due at maturity

Interest Rate: 10.00% per annum (fixed)

Term: 24 months from the Conversion Date

Maturity Date: 24 months after the Conversion Date

Minimum Investment: $10

Incremental Investment Amounts: $1

Offering at a Glance

This summary highlights key terms of the Offering. It is not complete and is qualified by the rest of this Form C and the Note. Read the full Form C, including Risk Factors, before investing.

What you are investing in

A pro rata participation in a single fixed-interest promissory note issued by Solar Development Group, LLC (the "Issuer"). The proceeds finance Power to the Neighborhood, a about 766 kWdc (750 kWac) rooftop community solar project in Northeast Baltimore, Baltimore City, Maryland (6001 Moravia Park Dr). The Project holds a Maryland Public Service Commission community solar certification issued October 14, 2026, a position in BGE's Community Solar Permanent Program queue for 750 kW, conditional interconnection approval from BGE, and a Maryland Energy Administration grant award of $196,404 dated June 10, 2026; the site is held under a recorded lease option, and the modules that establish its beginning of construction were paid for before July 4, 2026. Construction has not started, and commercial operation is targeted for August 2027.

Key terms

Interest rate: 10.00% per year, fixed, simple interest. Payments: quarterly in arrears; interest only, with principal at maturity. Term: 24 months from the Conversion Date. Offering size: $125,000 minimum; $145,000 maximum. Minimum investment: $10, then $1 increments. Credit support: the Payment Reserve Account and a pledge, by the Issuer's wholly owned subsidiary SDG SH Holdco, LLC, of the 620 safe-harbor solar modules allocated to the Project. Fees charged to Investors: None

How and when you are paid

Interest accrues from the Funding Date, the day the Offering closes to new commitments. Payments are made quarterly in arrears on January 1, April 1, July 1, and October 1. The first payment, on the Conversion Date (the first of those dates at least thirty (30) calendar days after the Funding Date), covers the initial stub period, so its amount will differ from later payments. If the Offering closes on its deadline of February 10, 2027, the first payment is due April 1, 2027 and the Maturity Date is April 1, 2029; an earlier close moves both earlier. For example, a $10,000 participation would receive $250.00 for each full quarter and $12,000.00 in total if every payment is made as scheduled (see Appendix 2). These are the amounts the Note requires, not a forecast.

Investor rights and credit support (none of these guarantees repayment)

Payment Reserve Account: funded at Closing with one quarterly payment. The Issuer must deposit each payment fifteen (15) calendar days before it is due; if it does not, the reserve covers the shortfall up to its balance, and the Issuer must refill it within fifteen (15) calendar days.

Your own terms: no vote of other Investors can reduce your principal or interest rate, extend your maturity, or change your payments without your consent.

After a default: the largest Investor that agrees to serve becomes the Investor Representative and may accelerate and enforce the Note, but cannot waive or settle anything without Investor approval. Default interest is two percent (2.00%) per year above the Interest Rate.

Reporting: unaudited quarterly financial statements within forty-five (45) calendar days after each quarter, and an annual report on Form C-AR posted at https://esa-solar.com.

Use of proceeds and repayment

After fees and reserve funding, net proceeds of $111,291 to $129,391 will fund reimbursement of the Issuer's purchase of the 620 safe-harbor solar modules allocated to the Project ($129,115). The Issuer expects to repay the Note from the module reimbursement and a share of the other sale proceeds a buyer pays when the Project is sold (the module reimbursement may be paid at notice to proceed), which the Issuer must apply to prepay the Note, and otherwise from its general funds.

Project and climate impact (Issuer estimates)

The Project will provide BGE community solar bill credits to residential subscribers for 20 years, with at least 50% of its output reserved for low- and moderate-income households at a 25% discount to the credit rate. Estimated annual generation: 984 MWh. Estimated emissions avoided: 698 metric tons of CO2e per year, based on the Issuer's grant application estimate of 1,025,320 kWh per year for a 798 kWdc design, scaled to the current design of about 766 kWdc, and an emissions factor of 0.709 metric tons of CO2e per MWh; over a 35-year life with 0.4% annual degradation, about 22,800 metric tons avoided. These are estimates, not guarantees.

About the Issuer

Solar Development Group, LLC is a limited liability company engaged in the development and sale of distributed and utility-scale solar and energy storage projects in the United States under the ESA Solar brand. The Issuer was organized in 2019, and its founders have developed solar projects in the United States since 2006. It reported audited revenues of $17,651,862 and net income of $3,495,252 for 2025. Between August and November 2026 it completed five Regulation Crowdfunding note offerings through Climatize for its Maryland community solar portfolio, raising $1,069,000 from a combined 806 investors. The first scheduled payments on three of those notes, due October 1, 2026, were made in full and on time; the DC Metro note's first payment is due January 1, 2027.

Climatize Earth Securities LLC is the funding portal for this Offering and the Note Administrator. It is paid by the Issuer, as described under Intermediary Role and Compensation, does not guarantee the Note, and does not make investment recommendations.

Key risks (see Risk Factors)

You could lose some or all of your investment; repayment depends on the Issuer and the Project. The Payment Reserve Account covers at most one quarterly payment and does not guarantee repayment. You generally cannot resell the Securities for one year, and no trading market is expected. No buyer is committed for the Project; if its sale is delayed past maturity, repayment depends on the Issuer's general funds, which held $1.23 million of cash on October 30, 2026.

Table of Contents

Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. Investments made pursuant to Regulation Crowdfunding are subject to limitations on resale and may only be transferred under limited circumstances as permitted by applicable law.

Investors will acquire pro rata participation interests in a single promissory note issued by the Issuer and will not hold separate promissory notes. Interest accrues from the Funding Date. The first payment, on the Conversion Date, covers an initial stub period of between thirty (30) calendar days and about four months, so it will be smaller or larger than later quarterly payments.

Payments to Investors may be delayed, reduced, or restricted because scheduled payments depend on the Issuer depositing each payment when due, and the Payment Reserve Account, which must be funded and maintained by the Issuer, covers only a shortfall up to its available balance, and because payment obligations remain subject to the payment priorities, reserve requirements, and other terms described in this Form C. The Payment Reserve Account constitutes contractual credit support for the Securities, but, unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment. These limitations are described in this Form C and the related exhibits.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the “SEC”) does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of this Form C or the exhibits attached hereto.

These securities are offered pursuant to an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer’s management. When used in this Form C, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. These statements reflect management’s current views concerning future events and are subject to risks and uncertainties that could cause the Issuer’s actual results to differ materially from those contained in the forward-looking statements.

Statements regarding repayment timing and loan performance assume that the Issuer will maintain the Payment Reserve Account at required levels, comply with applicable payment priorities, and satisfy its other obligations under the Securities and the Offering. Actual results may differ if the Issuer fails to maintain required reserves, if available cash is insufficient, or if payments are deferred, reduced, or restricted. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Issuer undertakes no obligation to publicly update or revise any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in expectations.

Investors may have limited voting rights or other rights and should not expect to be able to resell their securities or to have access to liquidity prior to maturity or other resolution of the Securities. There is no public market for these securities, and no such market is expected to develop. Investments in crowdfunding offerings are speculative, illiquid, and involve substantial risk, including the possible loss of the entire amount invested. Investors must read the entire Form C and all exhibits before investing.

If Offering proceeds are released to the Issuer in violation of Regulation Crowdfunding (for example, if an investor cancellation is not honored), the Issuer may be required to return them. If any portion of the Offering proceeds is determined to have been released improperly, the Issuer may be obligated to return those funds in full to the escrow account maintained by the qualified third-party escrow agent for the Offering, for return to Investors. This clawback obligation shall survive repayment of the Note and shall not be subject to setoff, withholding, or delay.

Updates

Updates regarding the Offering, including funding progress, Offering status, and any material developments or changes, will be posted on the Offering Page on the Climatize platform at https://climatize.earth (the "Offering Page") and, where required by applicable law, communicated to Investors by electronic notice. Such updates may include notice that the Target Offering Amount has been met, notice of any revised or accelerated Offering deadline (and therefore Funding Date), notice of any material change to the Offering, and other updates required under Regulation Crowdfunding.

About this Form C

This Offering is being conducted through Climatize Earth Securities LLC ("Climatize"), in its capacity as a registered funding portal intermediary. Information about the Issuer is provided in this Form C and on the Offering Page. Material documents relating to the Offering, including the Promissory Note and other applicable exhibits to this Form C, are attached hereto, made available on the Offering Page, or, in the case of the Promissory Note, available on request and may be updated from time to time in accordance with applicable law.

In addition to its role as intermediary, Climatize may also serve in a ministerial and administrative capacity on behalf of Investors to the extent described in this Form C and the related exhibits. Climatize does not act as an investment adviser, fiduciary, or discretionary representative of Investors.

Investors should rely only on the information contained in this Form C and the exhibits attached hereto when considering an investment. The Issuer has not authorized any person to provide any information or make any representation other than as contained in this Form C and the attached exhibits. The offer to sell and solicitation of offers to buy the Securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained in this Form C is believed to be accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements contained in this Form C regarding the contents of any agreement or other document are summaries only and may not be complete. Such statements are qualified in their entirety by reference to the full text of the applicable agreements and documents attached as exhibits or otherwise made available as part of this Offering.

Upon purchase of Securities in this Offering, Investors will be bound by the terms of the Securities and the other agreements applicable to the Offering, including provisions relating to payment mechanics, reserve requirements, amendment procedures, and any applicable collateral, pledge, subordination, or account control arrangements, in each case as expressly described in this Form C and the attached exhibits. By investing, each Investor agrees to be bound by the Note, including its consent thresholds, and appoints the Note Administrator for the limited purposes stated in the Note.

The Issuer will provide Investors the opportunity to ask questions of and receive answers from the Issuer's management concerning the terms and conditions of the Offering, the Issuer, and other relevant matters, and to obtain any additional information to the extent required by applicable law before the sale of Securities is consummated. This Form C does not purport to contain all information that a prospective Investor may consider material in evaluating the Offering, and each prospective Investor should conduct its own independent review of the Issuer and the Offering. The statements of the Issuer contained herein are based on information believed by the Issuer to be reliable; however, no representation or warranty is

made as to the accuracy or completeness of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not undertake to update or otherwise revise this Form C or other materials supplied herewith except as required by applicable law, including Regulation Crowdfunding. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted solely in connection with the Offering described herein and may not be reproduced or used for any other purpose except as permitted by law. Restrictions on transferability and resale are described elsewhere in this Form C.

Capitalized terms used but not defined in this Form C have the meanings given in the Note. “Offering Documents” means the Note, Schedule A to the Note, this Form C, and the other agreements and disclosures executed or delivered in connection with the Offering. If this Form C and the Note conflict, the Note controls, but nothing in the Note limits any right Investors have under the securities laws based on this Form C.

Attestations

Eligibility for Filing Form C

Solar Development Group, LLC, a limited liability company organized under the laws of Florida on January 1, 2019 (the "Issuer"), with its principal place of business at 1135 TownPark Ave, Suite 2125, Lake Mary, Florida 32746 and website at https://esa-solar.com, hereby certifies, represents, and attests that the following statements are true and correct in all material respects in connection with this Offering:

1. The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. The Issuer is not an investment company, as defined in the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act.
4. The Issuer is not ineligible to rely on the exemption under Section 4(a)(6) of the Securities Act of 1933 as a result of any disqualification specified in Rule 503(a) of Regulation Crowdfunding.
5. The Issuer has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Form C, or for such a shorter period during which the Issuer was required to file such reports.
6. The Issuer is not a development stage company that either (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
7. The Issuer is not otherwise disqualified from relying on Regulation Crowdfunding or prohibited from conducting this Offering under applicable federal securities laws.

Issuer Attestation Regarding Form C

The Issuer certifies and attests that, to the best of its knowledge after reasonable inquiry, the information contained in this Form C and the attached exhibits is true, accurate, and complete in all material respects as of the date of this attestation and does not omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

The Issuer acknowledges that Climatize Earth Securities LLC serves as the registered funding portal intermediary for this Offering and may also serve in a ministerial and administrative capacity on behalf of Investors to the extent set forth in this Form C and the attached exhibits.

This attestation is made with the understanding that it may be relied upon by Climatize and other relevant parties for legal, regulatory, compliance, and administrative purposes in connection with this Offering. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false statement, material misstatement, or material omission may result in legal consequences under applicable law.

Pursuant to Section 4(a)(6) and Section 4A of the Securities Act of 1933, as amended, and Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it satisfies the applicable requirements for filing this Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Solar Development Group, LLC

By: *Lindsay Latre*
Name: Lindsay Latre, Title: Chief Executive Officer
Date: November 10, 2026

This Form C has also been signed by the following persons in the capacities and on the dates indicated.

By: *Lindsay Latre* Name: Lindsay Latre, Title: Chief Executive Officer, Date: November 10, 2026

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

Solar Development Group, LLC (the "Issuer"), a limited liability company engaged in the development and sale of distributed and utility-scale solar and energy storage projects in the United States under the ESA Solar brand, is offering a fixed-interest promissory note to finance Power to the Neighborhood, a about 766 kWdc (750 kWac) rooftop community solar project in Northeast Baltimore, Baltimore City, Maryland (6001 Moravia Park Dr). The purpose of the Offering and the use of proceeds are described under About the Offering and Use of Proceeds. The project financed by this Offering is Power to the Neighborhood (the "Project").

About the Issuer

Solar Development Group, LLC was organized in Florida on January 1, 2019 and operates under the ESA Solar brand from its offices at 1135 TownPark Ave, Suite 2125, Lake Mary, Florida. It was founded by Lindsay Latre and Javier Latre, who launched the business in 2017 as an independent, founder-owned developer; Ms. Latre has worked in the U.S. solar industry since 2006. ESA has transacted more than 8 GW of projects nationwide, taking them from early development through construction across community solar, utility-scale, rooftop and storage.

The Issuer is owned by Latre Development Group, LLC (70%), David K. Click (10%), Morgan Brawner (10%) and Resilient Renewables (10%, through which Justin Vandenbroeck holds his interest). ESA Solar Energy, LLC, the construction company that also uses the ESA Solar brand, has the same five owners in different proportions; neither company owns the other. The Issuer wholly owns SDG SH Holdco, LLC, which holds the safe-harbor solar modules for its Maryland portfolio, and SDG MD DG, LLC, which holds the Maryland projects and is the subscriber organization of record.

In Maryland, the Issuer is developing ten community solar projects in BGE's service territory under the state's community solar program, on large commercial rooftops hosted by local businesses and faith-based organizations. The Issuer has 42 employees, including one associate based in London who is engaged through a third-party employer.

Business Model and Operations

The Issuer earns revenue in three ways: selling the membership interests of project companies to long-term owners and collecting payments as development milestones are met ($11,747,907 in 2025); engineering, procurement and construction contracts for commercial projects, recognized as the work progresses ($4,295,555 in 2025); and development services such as site acquisition, interconnection management, permitting and engineering coordination ($1,608,400 in 2025). Its main costs are development staff, site control and lease payments, interconnection deposits, permitting, engineering and legal work.

Revenue is concentrated: about 93% of 2025 revenue came from five customers. Contracted future project revenue was $190,557,984 at December 31, 2025, down from $348,337,270 a year earlier after $158,799,958 of project cancellations during 2025. According to the Issuer, these cancellations were mainly due to the absence of community solar legislation in the states where certain projects were located and to high network upgrade costs on several large utility-scale projects.

Use Case for the Offering

To establish beginning of construction for its Maryland projects under Section 48E before the July 4, 2026 deadline, the Issuer bought 10,509 Qcells modules for $2,183,128.50 under purchase order 2586-2605 (invoice #2007707), paying for the 7,440 modules allocated to the eight Maryland projects financed through this series of offerings ($1,549,380) on May 15 and June 15, 2026 from its own cash. This Offering reimburses the Issuer for the Project's share, 620 modules costing $129,115, and is secured by those modules. The Issuer is financing each Maryland project's share through a separate Regulation Crowdfunding offering.

About the Offering

This Offering provides short-term bridge financing that is expected to be repaid primarily from a defined take-out event, such as permanent debt, tax equity proceeds, an asset sale, or a portfolio facility. Mandatory prepayment may apply when the take-out event occurs, as described in the Note.

Power to the Neighborhood is a rooftop community solar project of about 766 kWdc (750 kWac) at 6001 Moravia Park Drive in Northeast Baltimore, Maryland, on a one-story steel-frame building owned by Greater Grace World Outreach, Inc., a church. The Project will send BGE community solar bill credits to residential subscribers for 20 years, with at least 50% of its output reserved for low- and moderate-income households at a 25% discount.

Milestones to date: a community solar certification issued by the Maryland Public Service Commission on October 14, 2026 to Moravia Park Drive OSCS, LLC (certification No. 26A3293760009776); a position in BGE's Community Solar Permanent Program queue for 750 kW, confirmed May 11, 2026; conditional interconnection approval from BGE, with an estimated utility upgrade cost of about $150,000 that the buyer is expected to bear, according to the Issuer; a Maryland Energy Administration FY2026 Community Solar LMI-PPA grant of up to $196,404 (Grant No. 2026-39-588AP) awarded June 10, 2026, which becomes final when the grant agreement is signed and moves with the Project on a sale subject to MEA consent; and the safe-harbor modules were paid for before July 4, 2026. SDG MD DG, LLC, an affiliate of the Issuer, holds a recorded option to lease the roof under a Rooftop Solar Farm Option and Lease Agreement dated March 16, 2026; the option period runs to March 16, 2027 and may be extended for one year, and the lease has not yet been exercised. Before installation, the roof is to be replaced and certain roof girders reinforced, as required by the structural engineer. The Issuer expects a local Maryland workforce to build the Project beginning in 2027, with commercial operation targeted for August 2027.

The Issuer intends to sell the Project before construction through a membership interest purchase agreement, under which the buyer reimburses the module cost at closing or at notice to proceed. The Issuer intends to sell its Maryland portfolio of ten projects together. It has received a number of bids, has shortlisted three, including one from True Green Capital, and is negotiating price and terms with the goal of closing by the end of 2026. No buyer is committed.

The Offering

Purpose of the Offering

The Issuer is conducting this Offering to raise capital through a Regulation Crowdfunding offering of a fixed-interest promissory note. The purpose of the Offering is described under About the Offering, and the net proceeds will be used as described under Use of Proceeds.

Offering Amounts

The Issuer is seeking to raise a minimum of $125,000 (the "Target Offering Amount") and up to $145,000 (the "Maximum Offering Amount") in gross proceeds in this Offering.

The Offering will have a single Funding Date and a single Closing, as described under Closing Mechanics and Funding.

Investment limits. Under Regulation Crowdfunding, an investor who is not an accredited investor may not invest more, across all Regulation Crowdfunding offerings in any 12-month period (including this Offering), than the following: if either annual income or net worth is less than $124,000, the greater of $2,500 or 5% of the greater of annual income or net worth; if both annual income and net worth are at least $124,000, 10% of the greater of annual income or net worth, up to $124,000. Climatize, as intermediary, applies these limits through investor onboarding, and the Issuer may rely on that process unless the Issuer knows that an investor has exceeded, or would exceed through this Offering, the applicable limit.

Concurrent offerings. The Issuer is conducting a series of separate project-specific Regulation Crowdfunding offerings for its Maryland community solar portfolio, one for each project. It has completed five: Solar for Rosedale, MD ($196,000, funded August 17, 2026), Solar for Shannon Drive, MD ($117,000, funded August 17, 2026), Baltimore Low-Income Community Solar ($255,000, funded August 28, 2026), DC Metro Community Solar ($201,000, funded October 7, 2026) and Solar for Havre de Grace, MD (the Clark Road project; $300,000, funded November 3, 2026). Chesapeake Community Solar (the Dover Road project, launched November 5, 2026) is currently open, with a maximum offering amount of $217,000. Each offering is a separate financing with its own Form C, note, subscription process and closing, and an Investor in one offering has no participation or repayment rights in any other. Amounts raised across the Issuer's Regulation Crowdfunding offerings in any 12-month period are aggregated for the $5,000,000 limit; the amounts raised in the five completed offerings, together with the maximum amounts of the Chesapeake Community Solar offering and this Offering, total $1,431,000.

Use of Proceeds

Estimated net proceeds will depend on the total amount raised and will reflect deductions for applicable fees, expenses, and required reserve funding, including the origination fee, the note administration fee payable in full at Closing, third-party costs, and funding of the Payment Reserve Account, each as described in this Form C and in the table below:

Item	Target Offering Amount	Maximum Offering Amount
Gross Proceeds	$125,000	$145,000
Origination Fee (6.00%)	$7,500	$8,700
Note Administration Fee (0.50% per annum of original principal for the full Term, payable in full at Closing)	$1,250	$1,450
Setup, Filing, and Third-Party Fees and Expenses	$1,800	$1,800
Payment Reserve Account Funding	$3,159	$3,659
Estimated Net Proceeds to Issuer	$111,291	$129,391

Use of Net Proceeds

Net proceeds of $111,291 at the Target Offering Amount and $129,391 at the Maximum Offering Amount will reimburse the Issuer for the $129,115 it paid for the 620 safe-harbor modules allocated to the Project. This is a reimbursement of an expenditure the Issuer has already made. At the Target Offering Amount, net proceeds cover about 86% of that cost, and the Issuer bears the remainder. No net proceeds will be paid to an affiliate, owner, officer or director of the Issuer.

Use of Net Proceeds: Professional Fees and Operating Expenses

Routine expenses of the Issuer, such as legal, accounting, insurance, banking, development, administrative, and other general operating costs, and applicable operating or development expenses of affiliated entities, if any, may be paid from the Issuer's operating funds and, to the extent disclosed in this Form C, from net proceeds of the Offering.

Payment Reserve Account

A portion of the gross proceeds will fund the Payment Reserve Account at Closing, as described under Payment Reserve Account in the Terms of the Offering.

Financing Terms

The financing terms of the Securities, including the interest rate, term, payment terms, and fees, are described under Terms of the Offering.

Directors, Officers, and Employees

The following individuals currently serve as directors and/or executive officers of the Issuer. To the extent applicable, directors also serve on the Issuer's governing board.

Full Name	Position/Title
Lindsay Latre	Chief Executive Officer
Javier Latre	Chief Development Officer
David K. Click, PE	Chief Technical Officer
Justin Vandenbroeck	Chief Operating Officer
Morgan Brawner	Chief Revenue Officer
Cheryle Frye	Chief Financial Officer

The Issuer may also engage additional personnel, advisors, consultants, or independent contractors to support its operations, business development, administration, legal compliance, technical functions, deployment activities, or other business needs.

Officers and Director Backgrounds

Lindsay Latre
Positions and offices held with the Issuer: Chief Executive Officer
Employer: Solar Development Group, LLC (principal business: solar and storage project development)
Dates of Service: January 2019 to present

As Chief Executive Officer and co-founder, Ms. Latre sets the Issuer's strategy and oversees real estate origination, development, financing, project acquisitions and legal affairs. She has worked in the U.S. solar industry since 2006, focusing on distributed generation and transmission-scale portfolios. She manages Latre Development Group, LLC, the Issuer's 70% member.

Javier Latre
Positions and offices held with the Issuer: Chief Development Officer
Employer: Solar Development Group, LLC (principal business: solar and storage project development)
Dates of Service: January 2019 to present

Co-founder and Chief Development Officer. Mr. Latre is responsible for project origination, site control, interconnection strategy and development pipeline management across all markets. He manages Latre Development Group, LLC, the Issuer's 70% member.

David K. Click, PE
Positions and offices held with the Issuer: Chief Technical Officer
Employer: Solar Development Group, LLC; Uneclipsed Energy, PLLC (principal business: solar and storage project development; engineering services)
Dates of Service: January 2019 to present

Co-founder and Chief Technical Officer, and principal of Uneclipsed Energy, PLLC. Mr. Click holds a Professional Engineer license in Maryland (PE #49524) and twenty other states, serves as Engineer of Record for the Maryland portfolio, and oversees technical development, engineering design and construction quality. He holds a 10% direct membership interest in the Issuer.

Justin Vandenbroeck
Positions and offices held with the Issuer: Chief Operating Officer
Employer: Solar Development Group, LLC (principal business: solar and storage project development)
Dates of Service: Current

Chief Operating Officer, responsible for day-to-day operations, project delivery, team management and internal systems. Mr. Vandenbroeck brings operational leadership experience across the renewable energy sector and works to scale the Issuer's project management and delivery infrastructure. He holds a 10% interest in the Issuer through Resilient Renewables.

Morgan Brawner
Positions and offices held with the Issuer: Chief Revenue Officer
Employer: Solar Development Group, LLC (principal business: solar and storage project development)
Dates of Service: January 2019 to present

Co-founder and Chief Revenue Officer, leading customer acquisition, contract execution and revenue strategy across community solar, commercial and utility-scale projects. Mr. Brawner is Manager of SDG MD DG, LLC, which holds the Maryland projects, and holds a 10% direct membership interest in the Issuer.

Cheryle Frye
Positions and offices held with the Issuer: Chief Financial Officer
Employer: Solar Development Group, LLC (principal business: solar and storage project development)
Dates of Service: August 2023 to present

Chief Financial Officer, responsible for financial reporting, treasury, audit oversight and financial planning. Ms. Frye oversees the Issuer's accounting and financial compliance and coordinates with its external auditors. She has worked with the Issuer and its affiliates continuously since June 2020 and became an employee in August 2023.

Principal Security Holders

The following table sets forth, as of the most recent practicable date, each person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Full Name	Nature of Beneficial Ownership	Ownership Percentage
Latre Development Group, LLC	Membership interests	70%

As of November 9, 2026, Latre Development Group, LLC beneficially owns approximately 70% of the Issuer's membership interests (the Issuer does not issue units), representing approximately 70% of the Issuer's outstanding voting equity securities on the basis of voting power.

No other individual or entity beneficially owns twenty percent (20%) or more of the Issuer's outstanding voting equity securities as of the most recent practicable date.

Current Employees

As of the date of this Form C, the Issuer currently has 42 full-time employees.

In addition, the Issuer may rely on contractors, consultants, advisors, or other non-employee personnel to support operations, legal and compliance functions, technical work, deployment activities, business development, or administrative functions.

Terms of the Offering

Summary

You are purchasing a Participation in the Note. The following sets forth the material terms of the Offering and the Securities.

Security

Instrument	Fixed-Interest Promissory Note
Structure	Investors acquire pro rata participation interests in a single promissory note issued by the Issuer. Each participation represents a pro rata interest in the Issuer’s obligations under the Note.
Target Offering Amount	$125,000
Maximum Offering Amount	$145,000
Interest Rate	10.00% per annum (fixed)
Offering Period	The Offering will launch on November 12, 2026 and, unless closed earlier in accordance with the terms of this Form C, will expire at 11:59 p.m. Pacific Time on the date that is ninety (90) calendar days after the launch, which date is February 10, 2027.
Closing Structure	This Offering will have a single Funding Date and a single Closing. Multiple or rolling closings are not permitted.
Term	24 months from the Conversion Date. The “Conversion Date” is the first January 1, April 1, July 1, or October 1 that is at least thirty (30) calendar days after the Funding Date. All Participations share one maturity date, which falls 24 months after the Conversion Date and is fixed once the Funding Date is known, unless an Investor accepts a change to its own maturity as described under Voting, Consent, and Amendment Rights. For example, if the Funding Date is March 15, the Conversion Date is July 1, because April 1 is fewer than thirty (30) calendar days later; the first payment, on July 1, covers interest from March 15 through June 30.
Minimum Investment	The minimum investment for this Offering is $10. Additional investments may be made in increments of $1.

Closing Mechanics and Funding

The “Funding Date” is the date on which the Offering closes to new investment commitments. Interest begins to accrue on the Funding Date. The “Closing” takes place after the Funding Date, when investor funds are released from escrow, the net proceeds are sent to the Issuer, and the fees payable to Climatize are paid. The Closing may occur several days after the Funding Date while investor funds settle in escrow.

The Funding Date will not occur earlier than twenty-one (21) calendar days following the date on which the Offering is first made publicly available on the funding portal. Upon reaching the Maximum Offering Amount, no additional investment commitments will be accepted, and the Offering closes on the Offering deadline or earlier under the early-closing procedure described in Appendix 1.

If the Target Offering Amount has been reached, the Issuer may, with Climatize's approval, set an earlier Offering deadline (and therefore an earlier Funding Date) under the early-closing procedure in Appendix 1. No funds will be disbursed to the Issuer unless the Target Offering Amount has been achieved and all conditions to release under Regulation Crowdfunding have been satisfied. If the Target Offering Amount is not achieved within the permitted Offering period, the Offering will terminate and investor funds will be returned in accordance with Regulation Crowdfunding requirements and applicable escrow arrangements.

Investor funds will initially be held in escrow with a qualified third-party financial institution. Upon Closing and satisfaction of applicable release conditions, funds will be transferred to a custody or controlled account (the "Custody Account"). From that account, applicable fees and expenses will be deducted, net proceeds will be transferred to the Issuer, and required amounts will be retained to fund the Payment Reserve Account. The custody or controlled account, or a designated portion thereof, will serve as the Payment Reserve Account.

Interest and Repayment Terms

The Note provides for interest-only payments during the term, with the principal balance due at maturity.

The Note bears interest at a fixed annual rate of 10.00% per annum on a simple, non-compounding basis. Interest accrues on each Investor's participation amount beginning on the Funding Date and is calculated using an Actual/365 day-count convention.

Payments are made quarterly in arrears on January 1, April 1, July 1, and October 1. Interest for the Initial Stub Period is paid on the Conversion Date, and the first regular quarterly payment is due on the next such date. If a payment date is not a Business Day (any day other than a Saturday, Sunday, or federal banking holiday), payment is due on the next Business Day. Scheduled quarterly payments are structured to be substantially equal in amount; however, the actual amount of accrued interest during any accrual period may vary based on the timing of the Funding Date and the number of days in each accrual period.

For each Investor, interest for the period from the Funding Date through the day before the Conversion Date (the "Initial Stub Period") will be calculated on the actual number of days elapsed and is payable on the Conversion Date. Any difference between total interest accrued and aggregate scheduled interest payments made during the term will be reconciled and paid on the maturity date or earlier upon prepayment or acceleration.

Repayment and Prepayment

All outstanding principal, together with accrued and unpaid interest, will be due and payable on the maturity date.

The Note may be prepaid, in whole or in part, without premium or penalty, only on a scheduled payment date, on at least fifteen (15) Business Days' prior written notice to Investors, Climatize, and the payment provider, and the prepayment must include all accrued and unpaid interest on the principal prepaid to but excluding the prepayment date.

For purposes of calculating accrued interest in connection with any prepayment, interest will be determined for each Investor based on such Investor's participation amount, from the Funding Date.

Mandatory prepayment. The Issuer must prepay the Note in full, without premium or penalty, within thirty (30) calendar days after (a) a Change of Control that is not a Permitted Change of Control, as described under Change of Control; (b) a sale of the financed project, or of the Issuer's interest in it, to a person that is not an affiliate of the Issuer; or (c) the Issuer's receipt of net proceeds from a take-out event identified for this Offering: none. For this Offering, Schedule 5 to the Note provides that, after a sale of the Project, the Issuer must apply (a) 100% of any module-reimbursement proceeds and (b) 50% of any other net sale proceeds attributable to the Project to prepay the Note, with accrued interest, within ten (10) Business Days after receiving them, until the Note is repaid in full. The Issuer may use the remaining sale proceeds for its operating expenses and payables in the ordinary course of business, but until the Note is repaid it may not use sale proceeds attributable to the Project to make payments to affiliates (including development fees payable to ESA Solar Energy, LLC), distributions to its members, or early or discounted payments to the former customer described under Risk Factors. Any remaining balance must be prepaid within ten (10) Business Days after the Issuer receives the module reimbursement, and in any case is due at maturity. Proceeds from a sale of the Maryland portfolio are allocated to the Project as stated in the sale agreement or, if not stated, in proportion to the Project's share of the portfolio's capacity.

Payment Reserve Account

At Closing, a Payment Reserve Account will be funded from the gross proceeds in an amount equal to one (1) scheduled quarterly payment under the Note (interest only, or principal and interest if the Note amortizes) (the "Minimum Reserve Amount"). The Payment Reserve Account is held in the Custody Account, from which payments to Investors are made. The Issuer must deposit each scheduled payment into the Custody Account no later than fifteen (15) calendar days before the payment date. If the Issuer does not deposit a scheduled payment in full and on time, the Payment Reserve Account is applied to the shortfall, and the Issuer must restore the Minimum Reserve Amount within fifteen (15) calendar days. Amounts in the Payment Reserve Account are applied only to interest and principal due to Investors. Any interest earned on the Payment Reserve Account, and any balance remaining in it after the Note has been repaid in full, is paid to Climatize as additional compensation.

The Payment Reserve Account will be held through the applicable qualified third-party financial institution or custody or controlled account arrangement established for the Offering, as described in this Form C and the related exhibits. Unless expressly stated otherwise in this Form C and the related exhibits, no deposit account control agreement, sweep instruction, or security or control arrangement in favor of Investors applies at issuance to this Offering. The Issuer's payment and reserve authorization permits the account provider to apply the Payment Reserve Account to a payment shortfall as described above.

Use of Proceeds Restrictions

Proceeds may not be used for dividends, equity distributions, owner distributions, speculative investments, repayment of unrelated indebtedness, or insider or affiliate obligations outside the ordinary scope of the Issuer's disclosed business, except as disclosed in this Form C or otherwise permitted under the Note. Working-capital or general corporate spending is permitted only to the extent described under Use of Proceeds.

Fees and Expenses

The Issuer is responsible for all fees and expenses associated with the Offering, including platform fees, origination fees, note administration fees, escrow fees, regulatory and filing expenses, legal fees,

accounting fees, compliance expenses, and other administrative or third-party costs incurred in connection with the Offering. Investors do not pay these fees. Interest accrues on each Investor's full participation amount, and fees deducted from gross proceeds at Closing do not reduce it. If the Issuer fails to pay a fee owed to Climatize when due, that fee is paid ahead of Investors from the Issuer's later payments under the Note.

The fees payable to Climatize are described under Intermediary Role and Compensation.

Payment Waterfall

Except as provided below following an Event of Default, amounts paid by or on behalf of the Issuer in respect of the Note are applied in the following order of priority:

1. Fees and expenses then due and unpaid to Climatize (other than any cancellation fee) or to a third-party provider under Schedule A to the Note or an executed agreement, to the extent not previously paid. Amounts in the Payment Reserve Account are never used for fees. The Origination Fee and Note Administration Fee are paid in full at Closing and are not paid again.
2. Accrued and unpaid interest then due to Investors, on a pro rata basis.
3. Principal then due to Investors, including principal designated for a permitted prepayment, on a pro rata basis.
4. Replenishment of the Payment Reserve Account to the Minimum Reserve Amount.
5. Any other amounts then due to Investors under the Note.
6. Any remaining amount to the Issuer, unless it must remain in the Payment Reserve Account or is otherwise restricted.

Following an Event of Default, the order of application may be modified if such modification is approved by the Investors at the applicable consent threshold set forth in this Form C. Without limiting the foregoing, after an Event of Default, Investors may approve the application of available funds to principal before accrued interest if such treatment is approved in accordance with the Investor consent provisions described in this Form C. Following an Event of Default, amounts recovered through collateral, guarantees, or enforcement proceedings are applied, subject to applicable law and any governing credit-support and intercreditor agreements, first to reasonable, documented, and authorized third-party costs of preserving, enforcing, and distributing the recovery; second to accrued and unpaid interest; third to principal then due, including principal that has become due by acceleration; fourth to other amounts due under the Note; and finally to the person legally entitled to any surplus.

Collateral and Priority

The Note is secured by the 620 safe-harbor solar modules allocated to the Project (Qcells purchase order 2586-2605), which are held by SDG SH Holdco, LLC, a wholly owned subsidiary of the Issuer. SDG SH Holdco, LLC grants a contractual pledge of those modules for the benefit of the Noteholders by signing the Note solely for that purpose, as described in Schedule 2 to the Note. The pledge is not perfected unless and until a UCC-1 financing statement is filed against SDG SH Holdco, LLC, which the Note Administrator may do at any time. The Issuer has stated that there are no other liens on the modules. SDG SH Holdco, LLC is not a borrower or guarantor under the Issuer's Newtek/SBA loan, but that lender's lien on substantially all of the Issuer's assets covers the Issuer's ownership interest in SDG SH Holdco, LLC, and the Noteholders' rights in an enforcement could be affected by that lender's rights.

SDG SH Holdco, LLC holds the safe-harbor modules for the Issuer's entire Maryland portfolio and was formed in part to satisfy requirements of the grant program. The Project itself is held by SDG MD DG, LLC, which SDG SH Holdco, LLC does not own. The Note Administrator may file the UCC-1 financing

statement against SDG SH Holdco, LLC at any time. The Issuer and its members are considering a limited-recourse (bad-boy) guarantee under which the members would become personally liable for specified acts, such as fraud, misapplication of Offering proceeds, or diversion of sale or module-reimbursement proceeds away from Investors. No such guarantee is in place as of the date of this Form C, and there is no assurance one will be signed.

The Payment Reserve Account constitutes contractual credit support for the Securities. Unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment. If this Form C expressly discloses specific collateral, pledge rights, account control rights, reimbursement rights, guarantees, or other credit support for this Offering, such rights shall be limited to the specific assets, rights, or arrangements expressly described in this Form C and the attached exhibits. Any such credit support may be limited in nature, may not be fully perfected, may be contingent, and shall inure to the benefit of Investors on a pro rata basis in accordance with their participation interests.

Investors should not assume that repayment is guaranteed, that any collateral has a realizable liquidation value equal to the outstanding obligations, or that any disclosed credit support will fully satisfy the Note in a downside or enforcement scenario.

Subordination

The Note is not contractually subordinated to any indebtedness of the Issuer.

After issuance, the Note may be subordinated to other indebtedness only with Majority Approval of Investors under the Note.

Covenants and Ongoing Obligations

The Issuer shall comply with affirmative covenants during the term of the Note including, but not limited to, the following:

- maintain its business and operations in commercially reasonable condition, consistent with its business model and stage of operations;
- maintain books, records, and internal controls appropriate for its size and operations;
- comply in all material respects with applicable laws, rules, regulations, permits, and contractual obligations;
- maintain and replenish the Payment Reserve Account as required by this Form C and the Offering Documents;
- provide periodic financial and operational information to the extent required by applicable laws and the terms of the Offering;
- file its Regulation Crowdfunding reports when due, including Form C-U, the annual report on Form C-AR, and Form C-TR, and answer Investor questions in the Offering’s discussion channel on the funding portal promptly;
- give Climatize, as Note Administrator, within thirty (30) calendar days after a written request, access to the Project’s power production data, where applicable, and to the Issuer’s and the Project’s cash flow data, and answer its inquiries about the performance of the Note;
- provide notice of material developments, material adverse events, and defaults to the extent required by applicable law and the terms of the Offering; and
- maintain insurance coverage customary for its business and operations.

The Issuer shall not take any action prohibited by the terms of the Note or this Form C, including misuse of proceeds, failure to maintain required reserves, or actions that materially impair the repayment rights of Investors. Without the Investor approval required under the Note, the Issuer may not make distributions to equity holders except as disclosed in this Form C; may not make payments to insiders or affiliates other than (a) compensation, expense reimbursement, or ordinary-course payments consistent with past practice or disclosed arrangements, (b) arm's-length commercial transactions in the ordinary course of business, or (c) payments disclosed in this Form C; may not permit subordination beyond what this Form C permits; and may not sell or transfer all or substantially all of its assets or other core assets outside the ordinary course of business.

Offering-specific covenants (Schedule 5 to the Note). The Issuer shall also: (a) give Investors written notice within five (5) Business Days after it expects the Project's notice to proceed to slip beyond June 30, 2027 or its commercial operation to slip beyond December 31, 2027; (b) not incur new senior secured indebtedness above $500,000 in aggregate without Majority Approval, other than its existing Newtek/SBA facility, module equipment financing, and construction financing of its projects in the ordinary course; (c) keep the pledged modules insured against property and casualty loss at full replacement value, with the Note Administrator named as loss payee; and (d) deliver annual financial statements audited or reviewed by an independent certified public accountant within one hundred twenty (120) calendar days after each fiscal year end.

Change of Control

Upon a Change of Control, all outstanding principal and accrued and unpaid interest under the Note shall be prepaid in full, without premium or penalty, within thirty (30) calendar days after the Change of Control, unless the transaction constitutes a Permitted Change of Control or Investors approve alternative treatment in accordance with the amendment and consent provisions set forth in this Form C.

"Change of Control" means (a) a sale or other disposition of all or substantially all of the Issuer's assets outside the ordinary course of business; (b) any transaction or series of related transactions resulting in a change in ownership or control of more than 50% of the voting power or equity interests of the Issuer; (c) a merger, consolidation, recapitalization, or reorganization after which the persons controlling the Issuer immediately before it do not retain at least 50% of the voting power or equity interests of the surviving entity; or (d) any other transaction having the practical effect of transferring control of the Issuer, in each case other than a Permitted Change of Control.

For purposes of this Offering, "Permitted Change of Control" means any transaction or series of related transactions expressly contemplated by this Form C and the related exhibits or undertaken in the ordinary course of the development, financing, construction, ownership, capitalization, placed-in-service transition, or long-term operation of a renewable energy project, including, without limitation, tax equity financing, the admission of a tax equity investor, the implementation of a partnership flip structure, construction financing, back-leverage financing, warehouse financing, permanent financing, project-level ownership transfers (other than a sale of the financed project, or of the Issuer's interest in it, to a person that is not an affiliate of the Issuer), affiliated holding structures, or similar renewable-energy financing transactions, provided that such transaction does not materially impair the Issuer's ability to perform its obligations under the Securities and does not materially and adversely affect Investors' rights, payment priority, or access to any expressly disclosed collateral, credit support, or contractual rights. No Permitted Change of Control shall, by itself, trigger a mandatory prepayment of the Note.

Events of Default

Each of the following constitutes an Event of Default under the Note:

- failure by the Issuer to pay any principal, interest, fee, or other amount due under the Note when due, provided that a scheduled payment paid in full on its due date by application of the Payment Reserve Account is not a failure under this clause (the replenishment obligation under the Note still applies);
- failure by the Issuer to establish, maintain, fund, or replenish the Payment Reserve Account as required by the Note, Schedule A to the Note, or the Offering Documents;
- breach by the Issuer of any material covenant, obligation, representation, or warranty under the Note or the Offering Documents, which breach remains uncured for thirty (30) calendar days after written notice thereof, if such breach is capable of cure;
- any material misstatement or omission in the Offering Documents;
- misuse of proceeds of the Offering in a manner inconsistent with the Note or the Offering Documents;
- insolvency of the Issuer, the commencement by or against the Issuer of any bankruptcy, receivership, liquidation, reorganization, assignment for the benefit of creditors, or similar proceeding, or the appointment of a receiver, trustee, custodian, or similar official with respect to the Issuer or a material portion of its assets;
- any default by the Issuer under other indebtedness or financing arrangements that would reasonably be expected to materially impair the Issuer's ability to perform its obligations under the Note;
- dissolution, cessation of operations, loss of legal existence, or other event that would reasonably be expected to materially impair repayment of the Note; or
- any attachment, levy, restraint, enforcement action, or similar proceeding affecting the Issuer or its assets that would reasonably be expected to materially impair the Issuer's ability to perform its obligations under the Note.

If the Issuer has other Regulation Crowdfunding notes outstanding, a default under those notes will not automatically constitute an Event of Default under this Note solely because it occurred.

Offering-specific Events of Default (Schedule 5 to the Note): loss, expiration, or material impairment of the Project's BGE interconnection approval or agreement that is not cured or replaced within one hundred eighty (180) calendar days; and failure of the Project to reach commercial operation by December 31, 2030, unless waived by Majority Approval.

The Issuer shall provide notice of material adverse developments and Events of Default to the extent required by applicable law and the terms of the Offering.

Default Interest and Remedies

Upon the occurrence and continuation of an Event of Default, default interest shall accrue on the outstanding principal balance at a rate per annum equal to the otherwise applicable Interest Rate plus 2.00%.

Default interest replaces, rather than adds to, the ordinary interest rate for the same principal and accrual period. Default interest accrues from the date the Event of Default occurs until it is cured, to the extent capable of cure, or waived by Investors, or all amounts due under the Note are paid in full.

Upon an Event of Default, Investors shall have the rights and remedies provided in the Note, this Form C, and applicable law, which shall include, but not be limited to, the following:

- acceleration of all outstanding principal and accrued and unpaid interest, automatically on an insolvency Event of Default or on written notice, given through the Note Administrator, from the

Investor Representative or from Investors giving Majority Approval; Investors giving Majority Approval may rescind an acceleration if all Events of Default have been cured or waived and all amounts then due, other than accelerated principal, have been paid;
- application of funds held in the Payment Reserve Account;
- enforcement of any applicable collateral, pledge, reimbursement, or account control rights expressly disclosed in this Form C;
- exercise of rights under any disclosed custody, control, sweep, or account arrangements, if expressly applicable;
- commencement of collection, enforcement, or other creditor remedies permitted by law; and
- approval of a restructuring, workout, or modified payment application in accordance with the Investor consent provisions set forth herein.

Description of Securities

The Securities offered hereby are debt securities in the form of pro rata participation interests in a fixed-interest promissory note issued by the Issuer. Investors are creditors of the Issuer. Investors are not equity holders of the Issuer and do not receive equity ownership, conversion rights, profit participation, governance rights, or residual value rights, except to the limited extent, if any, expressly stated in this Form C.

The return to Investors is limited to the stated interest rate and repayment of principal in accordance with the terms of the Securities. Repayment depends on the Issuer's financial condition, liquidity, compliance with the Offering terms, and the enforceability of the Issuer's obligations. Repayment is not guaranteed.

Voting, Consent, and Amendment Rights

How Investor decisions work, in summary. Investors make decisions about the Note in three ways, described in detail below.

After a default, the largest Investor that agrees to serve acts for everyone. The Investor holding the largest principal amount of the Securities (or, if two hold the same amount, the one who invested first) becomes the Investor Representative. Without a vote, it can accelerate the Note, demand payment, enforce collateral, sue, and negotiate with the Issuer. It cannot forgive, reduce, delay, or settle anything on its own.

Shared decisions are made by majority vote. Decisions that affect the whole Note or the collateral all Investors share are approved by more than half of the principal amount that votes. A vote stays open for at least ten (10) calendar days and counts only if Investors holding at least half of the principal take part. Not voting never counts as a yes.

Each Investor decides about its own money. A change to the maturity, payment dates, payment amounts, interest rate, or principal of an Investor's securities applies only if that Investor accepts it. An Investor that does not accept keeps its existing terms, and the Issuer must make any such offer to all Investors on the same terms.

Investors do not have general voting rights in the governance or management of the Issuer. Following Closing, however, Investors have consent or approval rights with respect to certain amendments, waivers, restructurings, or other actions affecting the Note and their rights thereunder.

Unless otherwise expressly stated in this Form C, the following approval structure applies: Participations held by the Issuer or its affiliates are disregarded for every consent, approval, waiver, or election.

1. Majority Approval. Approval by Investors holding more than fifty percent (50%) of the principal amount of participation interests voting on the matter, in a vote that meets the quorum described below, shall be required for:
   - waivers of non-payment Events of Default;
   - modifications to non-economic covenants;
   - modifications to reporting or notice obligations;
   - amendments that do not materially and adversely affect core economic rights of Investors;
   - restructurings or workouts that do not alter principal amount, interest rate, maturity, payment priority, or other core economic terms;
   - subordination of the Note to any indebtedness not disclosed in this Form C as senior at issuance or pre-authorized under Subordination;
   - material changes to Payment Reserve Account requirements;
   - approval of alternative treatment of a Change of Control, release of all or substantially all collateral or any guaranty, and waiver of a payment Event of Default (no waiver may reduce or postpone an amount payable to an Investor who has not consented);
   - changes to the payment waterfall following a default, including applying principal before accrued interest;
   - restructurings affecting the priority of payments; and
   - any other amendment that materially affects Investor recovery or enforcement rights, but does not require an Investor's individual consent.
2. Individual Consent. The following changes apply to an Investor's securities only if that Investor consents, and no vote of other Investors can make them binding on an Investor that does not consent:
   - any reduction in the principal of its securities;
   - any reduction in the interest rate on its securities;
   - any extension of the maturity of its securities;
   - any change to the amount, timing, or structure of the payments on its securities, including any deferral;
   - any change to its right to share pro rata in payments and recoveries;
   - any amendment of these consent provisions that removes or limits its rights under this paragraph;
   - any amendment that treats it less favorably than other Investors; and
   - any other amendment that materially impairs its core economic rights in a way that does not apply equally to all Investors.

Voting procedure. Each vote is opened by notice from Climatize to the Investors on the register on the date of the notice, and stays open for at least ten (10) calendar days. A vote is valid only if Investors holding at least fifty percent (50%) of the outstanding principal take part; otherwise the matter is not approved. Majority Approval is measured against the principal amount voting. An Investor that does not vote is not treated as consenting. If it is unclear whether a matter needs Majority Approval or an Investor's individual consent, individual consent is required. The Issuer may offer a change that needs individual consent to all Investors on the same terms; each Investor decides within the period stated in the offer, at least ten (10) calendar days, whether to accept it for its own securities, and an Investor that does not accept keeps its existing terms. Each Investor's securities are then paid according to their own terms, and if the amount available on a payment date is not enough to pay everything then due, it is applied pro rata to the amounts then due.

Climatize, in its ministerial and administrative capacity, shall implement amendments, waivers, and actions that have been duly approved by Investors in accordance with these consent thresholds, but shall not have discretionary authority to approve such matters on behalf of Investors. Climatize, as Note

Administrator, and the Issuer may also, without Investor vote, correct clerical, scrivener's, computational, typographical, formatting, or other ministerial errors that do not materially and adversely affect Investor rights.

Investor consent may be obtained through electronic consent on the funding portal or other designated platform, written consent, or other procedures expressly disclosed in this Form C and permitted by applicable law.

Investor Representative Following Default

When an Event of Default occurs and is continuing, the Investor holding the largest outstanding principal amount of the Securities becomes the representative of all Investors (the "Investor Representative"). If two or more Investors hold the same amount, the Investor whose investment commitment was accepted first ranks first. If that Investor declines, does not accept within ten (10) Business Days, resigns, or becomes unable to serve, the next Investor in the same order becomes the Investor Representative. The Issuer, its affiliates, and Climatize may not serve, and their holdings are disregarded. The Investor Representative serves until every Event of Default is cured or waived and cannot be removed by Investor vote. On accepting, it must disclose any material conflict of interest. No Investor is required to serve as Investor Representative or to fund enforcement, and the Investor Representative is not required to take any particular action. If no Investor accepts, acceleration and enforcement of shared credit support require Majority Approval, and a vacancy does not suspend the Issuer's obligations. Each Investor, by investing, appoints the Investor Representative as its agent for these actions. Without a further vote, the Investor Representative may accelerate the Note, demand payment, enforce any collateral or guaranty, sue to collect amounts due, retain counsel, and negotiate with the Issuer. It may not waive a default, rescind an acceleration, settle or release claims or collateral, agree to any forbearance, extension, restructuring, or amendment, or change payment priorities without Investor approval at the consent thresholds above. It acts in good faith for all Investors ratably, does not hold Investor funds, is not liable for good faith actions within its authority except for gross negligence, willful misconduct, or fraud, has its reasonable enforcement costs repaid from recoveries, and is paid only if Investors approve. Climatize identifies the Investor Representative from the register and sends the notices but does not select, direct, or act as the Investor Representative.

Each Investor may always sue the Issuer to collect its own overdue principal and interest. Acceleration of the Note and enforcement of collateral or other credit support held for all Investors are carried out only by the Investor Representative or as approved by Investors, and anything an Investor recovers from that shared credit support is shared ratably among all Investors. Each Investor may also, for its own securities only and without a vote, waive or defer a payment owed to it or agree to other treatment of its own securities. No such decision binds other Investors or affects amounts owed to them, and anything the Issuer offers an Investor for such a decision must be offered to all Investors on the same terms.

Transfer Restrictions Under Regulation Crowdfunding

The Securities may not be transferred by any purchaser during the one-year period beginning when the Securities were issued, unless transferred:

- to the Issuer;
- to an accredited investor;
- as part of an offering registered with the Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

For this purpose, "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including

adoptive relationships, and "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the expiration of the applicable restricted period, transfers remain subject to administrative procedures, recordkeeping requirements, applicable law, and any consent or transfer conditions expressly described in this Form C and the related Offering Documents.

Valuation / Purchase Price

The Securities are issued at par value based on the amount invested by each Investor. The return to Investors is based solely on the stated fixed interest rate and the repayment terms set forth in this Form C. The Securities do not provide for any equity appreciation, conversion feature, profit-sharing feature, or other participation in the Issuer's enterprise value, except to the extent expressly stated in this Form C. The Issuer does not expect to value the Securities in the future other than at their outstanding principal amount plus accrued and unpaid interest.

Past Exempt Offerings

Date of Offering: July 9, 2026 to August 17, 2026 (Funding Date)
Exemption: Section 4(a)(6) of the Securities Act (Regulation Crowdfunding)
Securities Offered: Participations in a 9.0% fixed-interest promissory note maturing October 1, 2028 (Solar for Rosedale, MD)
Amounts Sold: $196,000 (163 investors)
Use of Proceeds: Reimbursement of safe-harbor module costs for the 67th Street project

Date of Offering: July 21, 2026 to August 17, 2026 (Funding Date)
Exemption: Section 4(a)(6) of the Securities Act (Regulation Crowdfunding)
Securities Offered: Participations in a 9.0% fixed-interest promissory note maturing October 1, 2028 (Solar for Shannon Drive, MD)
Amounts Sold: $117,000 (89 investors)
Use of Proceeds: Reimbursement of safe-harbor module costs for the Shannon Drive project

Date of Offering: July 28, 2026 to August 28, 2026 (Funding Date)
Exemption: Section 4(a)(6) of the Securities Act (Regulation Crowdfunding)
Securities Offered: Participations in a 9.5% fixed-interest promissory note maturing October 1, 2028 (Baltimore Low-Income Community Solar)
Amounts Sold: $255,000 (157 investors)
Use of Proceeds: Reimbursement of safe-harbor module costs for the Winchester Street project

Date of Offering: August 13, 2026 to October 7, 2026 (Funding Date)
Exemption: Section 4(a)(6) of the Securities Act (Regulation Crowdfunding)
Securities Offered: Participations in a 9.5% fixed-interest promissory note maturing January 1, 2029 (DC Metro Community Solar)
Amounts Sold: $201,000 (197 investors)
Use of Proceeds: Reimbursement of safe-harbor module costs for the Pennsy Drive project

Date of Offering: August 4, 2026 to November 3, 2026 (Funding Date)
Exemption: Section 4(a)(6) of the Securities Act (Regulation Crowdfunding)
Securities Offered: Participations in a 9.5% fixed-interest promissory note maturing January 1, 2029 (Solar for Havre de Grace, MD)
Amounts Sold: $300,000 (200 investors)

Use of Proceeds: Reimbursement of safe-harbor module costs for the Clark Road project

Financial Condition

Forward Looking Statements

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS, ESTIMATES, PROJECTIONS, AND ASSUMPTIONS REGARDING THE ISSUER'S ANTICIPATED FINANCIAL CONDITION, OPERATING PERFORMANCE, LIQUIDITY, CAPITAL RESOURCES, AND BUSINESS PROSPECTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF NUMEROUS FACTORS, INCLUDING THE RISKS DESCRIBED IN THIS FORM C, CHANGES IN MARKET CONDITIONS, CHANGES IN THE ISSUER'S OPERATING PERFORMANCE, CHANGES IN FINANCING AVAILABILITY, REGULATORY DEVELOPMENTS, DELAYS IN EXECUTION, AND OTHER KNOWN AND UNKNOWN UNCERTAINTIES.

FORWARD-LOOKING STATEMENTS IN THIS SECTION ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ASSUMPTIONS AS OF THE DATE OF THIS FORM C. EXCEPT AS REQUIRED BY APPLICABLE LAW, THE ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE, REVISE, OR SUPPLEMENT ANY FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS, CIRCUMSTANCES, OR CHANGES IN EXPECTATION OCCURRING AFTER THE DATE OF THIS FORM C.

Financial Condition of the Issuer and Financial Statements

The financial statements of the Issuer included with this Form C have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The applicable financial statements are included in Appendix 3 to this Form C. The financial statements have been audited by Geller Ragans, an independent certified public accounting firm in Orlando, Florida (report dated May 26, 2026), whose report is included in Appendix 3.

The following discussion is based on the Issuer's financial statements for the years ended December 31, 2025 and 2024, audited by Geller Ragans of Orlando, Florida; the 2025 audit report is dated May 26, 2026. The Issuer reported revenues of $17,651,862 and net income of $3,495,252 for 2025, compared with revenues of $17,499,638 and net income of $2,592,464 for 2024. At December 31, 2025, it had total assets of $24,674,560, members' equity of $18,257,108 and cash of $4,213,536. For the nine months ended September 30, 2026, the Issuer reported unaudited revenues of $6,634,621 and net income of $1,504,338. Results for 2026 have not been audited or reviewed.

Financial Milestones & Anticipated Revenues

In 2025, gross profit was $10,939,794 (about 62% of revenue) and general and administrative expenses were $7,468,752, leaving income from operations of $3,471,042. The Issuer's future revenue depends mainly on selling its development projects; its contracted future project revenue was $190,557,984 at December 31, 2025. For the Project, the remaining milestones are its sale, notice to proceed and construction beginning in 2027, and commercial operation targeted for August 2027. The Note must be prepaid from the proceeds of a sale of the Project, as described under Mandatory Prepayment. A sale of the Project may not include payment for the modules at closing; the buyer may instead reimburse the module cost at notice to proceed, and SDG SH Holdco, LLC would keep title to the modules until then. In that case, the Issuer would apply part of the sale proceeds it receives at closing to prepay the Note, as described under Mandatory Prepayment, and pay any remaining balance when it receives the module reimbursement.

Cash Flows

For 2025, net cash used in operating activities was $722,382, as accounts receivable grew by $2,717,254 and capitalized project assets by $1,811,512, partly offset by net income of $3,495,252. Net cash used in investing activities was $1,760,004, mainly a $1,978,656 loan to ESA Solar Energy, LLC, partly offset by $223,785 collected on that loan. Financing activities provided $3,810,066: $3,984,202 of new long-term borrowing less $174,136 of repayments. Cash increased by $1,327,680 to $4,213,536. Operating cash flow was also negative in 2024, at $2,691,310.

Liquidity and Capital Resources

At December 31, 2025, the Issuer had cash of $4,213,536, accounts receivable of $3,878,933 (about 92% owed by three customers) and capitalized project assets of $12,798,386, against current liabilities of $2,782,090 and long-term debt of $3,975,864. Project assets are development costs on unsold projects and are not cash.

At September 30, 2026 (unaudited), the Issuer had cash of $1,633,296, accounts receivable of $1,249,604 and total current assets of $3,318,903, against current liabilities of $2,953,463. It also held capitalized project costs of $18,058,033 and $4,887,816 due from ESA Solar Energy, LLC, neither of which is cash. Total liabilities were $7,225,539, including long-term debt of $4,272,077, and members' equity was $19,175,650 after $586,000 of distributions to members during 2026. The Issuer reports cash of $1,229,120 on October 30, 2026.

Cash fell by $2,984,416 between December 31, 2025 and October 30, 2026, an average of about $298,000 per month, despite $769,000 raised through the Issuer's Regulation Crowdfunding offerings. Uses during 2026 included $1,549,380 for the Maryland safe-harbor modules, $586,000 of member distributions and about $1,497,000 of growth in the balance due from ESA Solar Energy, LLC (which includes accrued interest). According to the Issuer, the decline also reflects a pause, on the advice of its counsel, in closing sales of its ground-mounted community solar projects until the matter with a former customer described under Risk Factors is resolved, which the Issuer expects by the end of November 2026. The Issuer expects to close the sale of one such project shortly after the matter is resolved. The Issuer states that the pause does not apply to its rooftop community solar projects, including the Maryland portfolio, or to its data center, battery storage and utility-scale projects. The Issuer has no committed construction or take-out financing for the Project and expects to fund its operations from project sale proceeds and existing cash. A former customer may seek a refund of about $7.8 million or an exchange of projects, as described under Risk Factors; no amount has been accrued.

Use of Funds for This Offering

The Issuer will use the net proceeds only to reimburse itself for the 620 safe-harbor modules allocated to the Project, as described under Use of Net Proceeds. It does not rely on this Offering for its general operating liquidity.

Capitalization and Indebtedness

Capitalization. As of November 9, 2026, the Issuer’s outstanding securities were as follows. Membership interests: Latre Development Group, LLC 70%; David K. Click 10%; Morgan Brawner 10%; Resilient Renewables 10%. The Issuer does not issue units, and according to the Issuer, voting rights follow percentage interests. The Issuer has no preferred, convertible or other class of securities outstanding other than the Regulation Crowdfunding notes described below. Latre Development Group, LLC is the only holder of 20% or more of the voting equity.

Ranking. The Securities rank as described under Collateral and Priority and under Subordination in the Terms of the Offering section of this Form C. Holders of a majority of the Issuer's voting equity control the Issuer and can cause it to incur senior debt, sell assets, issue or repurchase securities, or enter into related-party transactions that may reduce its ability to repay the Note, subject only to the Note's covenants and Investor consent rights.

Indebtedness. As of December 31, 2025 (audited), updated for notes issued in 2026, the Issuer had the following outstanding indebtedness.

Creditor: Newtek Bank (SBA loan). Original principal: $4,000,000 (June 24, 2025). Outstanding principal: $3,900,864 at December 31, 2025. Interest rate: Wall Street Journal prime rate plus 3.0% (10.5% at December 31, 2025). Maturity date: June 2035. Security or guaranty: substantially all assets of the Issuer and life insurance on two members; guaranteed by the members. Subordination or intercreditor terms: none with the Note; the lender has stated it will not subordinate its lien. Payment status: current. Other material terms: monthly installments of $54,231 including interest; according to the Issuer, the loan does not require any payment from the proceeds of project sales.

Creditor: investors in the Issuer's five completed Regulation Crowdfunding note offerings through Climatize (Solar for Rosedale, MD: $196,000; Solar for Shannon Drive, MD: $117,000; Baltimore Low-Income Community Solar: $255,000; DC Metro Community Solar: $201,000; Solar for Havre de Grace, MD: $300,000). Original principal: $1,069,000 in total. Outstanding principal: the same (interest-only). Interest rate: 9.0% (Rosedale and Shannon Drive) 9.5% (Baltimore and DC Metro) and 9.5% (Havre de Grace). Maturity date: October 1, 2028 for the first three notes January 1, 2029 for the DC Metro note and January 1, 2029 for the Havre de Grace note. Security or guaranty: a payment reserve account and a pledge by SDG SH Holdco, LLC of the safe-harbor modules allocated to each project. Subordination or intercreditor terms: none; the notes rank behind the Newtek/SBA loan as to the Issuer's assets. Payment status: current; the October 1, 2026 payments on the Rosedale, Shannon Drive and Baltimore notes were made in full and on time, and the first payments on the DC Metro and Havre de Grace notes are due January 1, 2027. Other material terms: mandatory prepayment when the related project is sold.

Total outstanding indebtedness: $3,975,864 as of December 31, 2025 (including a $75,000 note payable since repaid at its July 2026 maturity), plus $1,069,000 of Regulation Crowdfunding notes issued in 2026, of which secured: $3,975,864 (as of December 31, 2025).

Indebtedness to be repaid or refinanced from the proceeds of this Offering is identified under Use of Proceeds and under Use of Funds for This Offering.

Regulatory Information

Tax

Investors are expected to receive annual tax reporting information relating to their investment to the extent required by applicable law, including IRS Form 1099-INT or any successor or substitute form, if applicable. Climatize may assist the Issuer in preparing draft tax reporting forms for review by the Issuer; however, the Issuer remains responsible for the accuracy, approval, and timely issuance of all tax reporting required in connection with the Offering.

Investors are responsible for maintaining current tax identification information, legal name, mailing address, and email address with Climatize and, where applicable, the Issuer, in order to facilitate delivery of tax documents and other required notices. Investors should consult their own tax advisers regarding the U.S. federal, state, local, and any non-U.S. tax consequences of an investment in the Securities.

Disqualification

The Issuer represents that neither it, nor any of its predecessors, affiliated issuers, directors, officers, general partners, managing members, or beneficial owners holding twenty percent (20%) or more of the Issuer's outstanding voting equity securities, nor any other person covered by Rule 503 of Regulation Crowdfunding, is subject to a disqualifying event that would make the Issuer ineligible to rely on Regulation Crowdfunding. Rule 503 identifies a range of disqualifying events, including certain criminal convictions, court injunctions and restraining orders, certain final orders of specified regulators, certain SEC disciplinary orders, certain SEC cease-and-desist orders, suspension or expulsion from SRO membership, SEC stop orders, and false representation orders. No event occurred before May 16, 2016 that would have been a disqualifying event under Rule 503(a) had it occurred on or after that date.

Related Person Transactions

Regulation Crowdfunding requires disclosure of any transaction since the beginning of the Issuer's last full fiscal year, or any currently proposed transaction, to which the Issuer or any entity controlled by or under common control with the Issuer was or will be a party, where the amount involved exceeds five percent (5%) of the aggregate amount raised under Section 4(a)(6) in the preceding 12 months, including the Target Offering Amount, and in which a director or officer, a 20% beneficial owner (calculated on the basis of voting power), a promoter (if the Issuer was organized within the past three years), or any member of the family of any of them had or will have a direct or indirect material interest. Member of the family means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.

ESA Solar Energy, LLC, which is owned by Latre Development Group, LLC (45%), David K. Click (45%), Justin Vandenbroeck (5%) and Morgan Brawner (5%), borrows from the Issuer under an unsecured revolving note of up to $5,600,000 at 10.5% interest, maturing August 1, 2036. The Issuer advanced $1,978,656 in 2025 and received $223,785; the balance was $3,391,227 at December 31, 2025, and payments are expected to begin after ESA sells its own projects. The Issuer also owed ESA $145,740 at December 31, 2025 for expenses paid on its behalf, without interest, and reimbursed ESA $117,969 in 2025 for its share of shared office rent. The Issuer's members guarantee its Newtek/SBA term loan.

Annual Reports

The Issuer is required to file an annual report on Form C-AR with the SEC not later than one hundred twenty (120) calendar days after the end of each fiscal year and to make that report available on its website. The Issuer will post each annual report at https://esa-solar.com. The Issuer will also provide

unaudited quarterly financial statements to Investors within forty-five (45) calendar days after the end of each fiscal quarter, in addition to the annual report on Form C-AR.

The Issuer will continue to comply with the ongoing annual reporting requirements of Regulation Crowdfunding until one of the following occurs:

- the Issuer becomes subject to SEC reporting under Section 13(a) or Section 15(d) of the Exchange Act;
- the Issuer has filed at least one annual report since its most recent Regulation Crowdfunding offering and has fewer than 300 holders of record;
- the Issuer has filed annual reports for at least the three most recent years since its most recent Regulation Crowdfunding offering and has total assets of $10,000,000 or less;
- the Issuer or another party repurchases all of the securities issued under Section 4(a)(6), including by payment in full of debt securities such as the Note; or
- the Issuer liquidates or dissolves in accordance with applicable state law.

On becoming eligible to terminate its reporting obligations, the Issuer will file a Form C-TR with the SEC within five (5) business days.

Intermediary Role and Compensation

Climatize Earth Securities LLC ("Climatize") is the intermediary for this Offering in its capacity as a registered funding portal under Regulation Crowdfunding. In that role, Climatize facilitates the offering process, investor onboarding, communications through the platform, and administrative coordination of payment and reporting functions in connection with the Offering, as described in this Form C and the related exhibits.

Intermediary identifiers: Climatize Earth Securities LLC, SEC file number 7-360, CRD number 321981. Climatize does not hold any direct or indirect interest in the Issuer and has no arrangement to acquire such an interest.

Climatize is compensated by the Issuer as follows:

- a one-time origination fee equal to 6.00% of the gross proceeds of the Offering, payable at Closing;
- a note administration fee equal to 0.50% per annum of the original principal amount of the Note for the full Term, payable in full at Closing from the gross proceeds of the Offering, together with the origination fee; and

- any interest earned on the Payment Reserve Account and any balance remaining in it after the Note is repaid in full, which Climatize estimates in good faith at up to $3,625 plus the interest earned.

These fees are payable by the Issuer and reduce the net proceeds available to the Issuer. The origination fee and note administration fee are paid in full at Closing from the gross proceeds and are not paid again. Any fee owed to Climatize that the Issuer has not paid when due, other than a cancellation fee, is paid ahead of Investors from amounts the Issuer pays under the Note, as described under Payment Waterfall. Interest earned on, and any balance remaining in, the Payment Reserve Account are paid to Climatize only as described under Payment Reserve Account.

Climatize has a right of first refusal to raise the construction financing for the Project through a future offering on its funding portal. Before accepting construction financing from another party, the Issuer must give Climatize the opportunity to launch that offering on terms no less favorable to the Issuer. This may delay or limit the Issuer's choice of construction financing, and Climatize would earn its usual fees on any such offering.

Climatize also serves in a ministerial and administrative capacity on behalf of Investors, including coordination of payment processing, notices, recordkeeping support, and implementation of Investor-approved actions, but does not act as an investment adviser, fiduciary, or discretionary representative of Investors.

Additional Administrative and Setup Fees

The Issuer is responsible for certain administrative, onboarding, setup, filing, and platform-related fees in connection with the Offering, to the extent applicable. Such fees may include account setup, onboarding support, filing support, EDGAR-related support, and other administrative services associated with the Offering. To the extent applicable, such fees are retained by Climatize or paid to third-party service providers for services rendered in connection with the Offering. Climatize charges a mandatory Account Setup Fee of $500, which Climatize retains. If the Issuer asks Climatize to file its Form C and Form C-U on EDGAR, Climatize also charges a Filing and EDGAR Fee of $650, which Climatize retains; the Issuer may instead make these filings itself.

Climatize may also charge the Issuer a late closing fee of $250 if the Issuer has not delivered everything it must provide for Closing, including the signed Note, the Closing documents, and its approval of the flow of funds, within seven (7) calendar days after the Funding Date, and a late funding fee of $250 each time, after Closing, the Issuer does not deposit a scheduled payment in full into the Custody Account by the payment funding deadline described under Payment Reserve Account. These fees are owed by the Issuer and are never paid from investor funds held in escrow or from the Payment Reserve Account. If unpaid when due, they are paid ahead of Investors from amounts the Issuer pays under the Note, as described under Payment Waterfall, and the Issuer still owes Investors every amount due to them.

Third-Party Costs and Expenses

The Issuer is also responsible for third-party costs and expenses associated with the Offering, including escrow or custody account setup, background checks, accounting, review or audit services, legal expenses, filing support, and other third-party costs incurred in connection with the Offering.

Such costs may be paid directly by the Issuer or advanced by Climatize or another service provider and reimbursed by the Issuer. Such costs may be incurred regardless of whether the Offering closes.

Cancellation Fee

If the Issuer cancels, terminates, or withdraws the Offering before Closing, or Climatize cancels the Offering under the backstop described below because the Issuer's act or failure to act prevented Closing, the Issuer will pay from its own funds, and never from Offering proceeds or investor funds:

- if the Offering is cancelled before launch, a cancellation fee of $2,500, plus all costs and expenses incurred in connection with the Offering;
- if the Offering is cancelled after launch, a cancellation fee equal to the greater of $2,500 and 6.00% of total investor commitments received as of the cancellation date, plus all costs and expenses incurred in connection with the Offering.

These amounts are obligations of the Issuer only and do not reduce or otherwise affect investor funds, which will be returned in accordance with Regulation Crowdfunding requirements and applicable escrow or custody arrangements. Cancellation fees and reimbursable costs are payable within thirty (30) calendar days following cancellation.

Backstop. If, twenty (20) calendar days after the Funding Date, investor funds have not been released from escrow to the Custody Account or the fees payable to Climatize have not been paid, Climatize may, at its option and at any time while that remains the case, treat the Offering as cancelled. If it does, no Participations are issued, the Note is void, no interest is payable, and each Investor's funds are returned in full from escrow or the Custody Account, as applicable, without interest and without any deduction. If the failure to close results from the Issuer's act or failure to act, the Issuer owes the cancellation fee above from its own funds.

If the Offering does not close because the Target Offering Amount is not reached, no cancellation fee applies; the Issuer remains responsible for the Account Setup Fee and third-party costs already incurred.

Compliance Failures

The Issuer represents that neither it nor any of its predecessors has previously failed to comply, in any material respect, with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding. Climatize has not independently verified this representation except through reasonable review of publicly available SEC filings and information provided by the Issuer.

Risk Factors

An investment in the Securities involves a high degree of risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, such authorities have not passed upon the accuracy or adequacy of this Form C.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered pursuant to an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

Prospective Investors should carefully consider, among other things, the following risk factors before investing. Risks specific to this Offering are listed first.

Risks Specific to This Offering

Dependence on a sale of the Project. The Issuer expects to repay the Note from the module reimbursement a buyer pays when the Project is sold. No buyer is committed: the Issuer has shortlisted three of the bids it received for its Maryland portfolio, including one from True Green Capital, and none is binding. If the sale is delayed past maturity or does not happen, repayment depends on the Issuer's general funds.

Issuer liquidity. Operating cash flow was negative in 2024 ($2,691,310) and in 2025 ($722,382), and the Issuer reported cash of $1,734,967 at June 30, 2026, compared with general and administrative expenses of $7,468,752 in 2025. Much of the Issuer's reported equity consists of capitalized project costs ($12,798,386) and a loan to an affiliate ($3,391,227), which are not readily available to repay the Note.

Contingent claim of about $7.8 million. On December 9, 2025, a customer cancelled a membership interest purchase agreement and may seek a refund of about $7.8 million of prior payments or an exchange of projects. The Issuer used those payments as working capital. No amount has been accrued. The Issuer expects the matter to be resolved by the end of November 2026; terms have not been finalized. The former customer has declined the Issuer's Maryland portfolio as part of any resolution. On the advice of counsel, the Issuer has paused closing sales of its ground-mounted community solar projects until the matter is resolved; a delay in resolution would delay those sales and the cash they are expected to provide. A cash refund could impair the Issuer's ability to repay the Note.

Senior secured lender. The Issuer's Newtek/SBA term loan ($3,900,864 at December 31, 2025, maturing June 2035) is secured by substantially all of the Issuer's assets, and the lender has stated it will not subordinate its lien. The Note ranks behind that loan as to the Issuer's assets. The pledged modules are held by SDG SH Holdco, LLC, a separate subsidiary, but the lender's lien covers the Issuer's ownership interest in that subsidiary. According to the Issuer, the Newtek/SBA loan is a term loan with monthly payments that does not require any payment from project sale proceeds, and SDG SH Holdco, LLC is not a borrower or guarantor under it.

Related-party lending. The Issuer has lent $3,391,227 to ESA Solar Energy, LLC, which has the same five owners, under an unsecured facility of up to $5,600,000. ESA is not yet making payments and expects to begin after it sells its own projects. Further advances to ESA would reduce cash available to the Issuer.

Project and tax credit risks. The Project has conditional, not final, interconnection approval from BGE, and the upgrade cost will be fixed only in the interconnection agreement. The roof must be replaced and certain girders reinforced before installation, which adds cost for the Project's buyer. The Project relies on the five percent safe harbor to establish beginning of construction; written confirmation from tax counsel is pending. If the safe harbor were not met, the Project would need to be placed in service by December 31, 2027 to receive the credit, which would reduce its value to a buyer. The lease option and the grant are held by SDG MD DG, LLC and must be assigned to the project company, the grant with MEA consent; the grant becomes final only when the grant agreement is signed, MEA disbursements are milestone-based, typically paid at commercial operation, and the award does not guarantee receipt.

Speculative Investment; Possible Loss of Entire Investment

This Offering is speculative, illiquid, and involves substantial risk. The Issuer may never achieve the business, development, construction, financing, or revenue objectives contemplated at the time of this Offering. Investors may lose all or a substantial portion of their investment.

Pre-Construction / Development Stage Risk

The project or projects associated with the Issuer may remain in development or pre-construction at the time of the Offering. Development-stage renewable energy projects face heightened risks, including failure to achieve permitting milestones, interconnection approval, site control, financing close, procurement completion, contractor mobilization, notice to proceed, commercial operation, or other key milestones. Delays or failures in any of these areas may impair the Issuer’s ability to repay the Note.

No Assurance of Construction or Completion

There can be no assurance that any contemplated renewable energy project will be constructed, completed on time, completed on budget, or completed at all. Cost overruns, contractor defaults, design issues, supply chain disruptions, labor shortages, weather events, regulatory delays, and other execution risks may materially impair project viability and the Issuer’s repayment capacity.

Limited Operating History / Early-Stage Business Risk

The Issuer may have a limited operating history, limited revenues, limited assets, or a limited history managing projects of the type contemplated by this Offering. Early-stage and growth-stage businesses are subject to greater uncertainty than mature enterprises and may be more vulnerable to operational setbacks, delays, and capital shortages.

Issuer Liquidity Risk

The Issuer may have limited working capital and may rely on existing cash reserves, shareholder or affiliate support, customer payments, reimbursement proceeds, new financing, or future business performance to satisfy its obligations under the Note. Delays in securing follow-on capital or realizing expected revenues may impair the Issuer’s ability to make interest payments, maintain reserves, or repay principal at maturity.

Refinancing and Take-Out Risk

The Issuer may expect to repay the Note in part from future financing, reimbursement proceeds, tax credit monetization, project financing, construction financing, bond proceeds, asset sale proceeds, or other take-out capital. There can be no assurance that any such take-out capital will become available on the

anticipated timeline, on acceptable terms, or at all. If the anticipated take-out does not occur, Investors may experience delay, restructuring, or loss.

Payment Waterfall and Reserve Account Limitations

Repayment of the Note is subject to the Payment Waterfall described in this Form C. Certain fees, including the origination fee and note administration fee, are expected to be deducted from gross proceeds at Closing and therefore reduce net proceeds available to the Issuer. Amounts may be applied first to fees, expenses, and third-party costs before payments are made to Investors. The reserve does not assure timely payment of interest, repayment of principal, or full recovery in a default scenario.

Dependence on Future Revenues, Savings, or Reimbursements

The Issuer's repayment plan may depend on expected project revenues, cost savings, reimbursements, incentive proceeds, tax credit proceeds, bond-funded reimbursements, customer payments, or other future cash flows. Such amounts may be delayed, reduced, contested, subordinated, unavailable, or insufficient to support repayment of the Note.

Regulatory and Incentive Risk

Renewable energy projects are sensitive to federal, state, and local laws, regulations, and incentive programs, including those relating to tax credits, direct pay, grants, interconnection, net metering, energy storage rules, utility tariffs, building code compliance, and environmental review. Changes in law, agency guidance, eligibility requirements, program funding, or administrative interpretation may adversely affect project economics, timing, or feasibility.

Interconnection and Utility Risk

Project viability may depend on obtaining interconnection approval, utility cooperation, utility study completion, service upgrades, or utility-side construction. Interconnection delays, cost increases, denial of service, curtailment, grid constraints, or changes in utility policy may impair project completion and expected project economics.

Permitting, Site Control, and Real Estate Risk

The Issuer may depend on permits, land use approvals, easements, leases, licenses, property access rights, roof rights, host-site agreements, or other site control arrangements. Failure to obtain, maintain, or enforce such rights may materially impair project development, increase costs, or prevent completion.

Procurement and Supply Chain Risk

Renewable energy projects may depend on the timely procurement of equipment, including modules, batteries, inverters, transformers, switchgear, racking, roofing materials, and related balance-of-system components. Equipment delays, shortages, defects, shipping disruptions, tariff changes, domestic content issues, or price increases may adversely affect timing, cost, and project viability.

Contractor and Counterparty Risk

The Issuer may depend on developers, EPC contractors, subcontractors, consultants, tax advisers, accountants, host customers, utilities, suppliers, financing counterparties, and other third parties. If any

such party fails to perform, becomes insolvent, disputes obligations, or defaults under its agreements, the Issuer may suffer losses or delays that impair repayment of the Note.

Tax Credit and Direct Pay Risk

To the extent the project economics assume the availability of investment tax credits, domestic content bonuses, direct pay elections, transferability, or other tax-related benefits, there can be no assurance that such benefits will be realized in the expected amount or on the expected timeline. Eligibility, documentation, prevailing wage and apprenticeship compliance, domestic content requirements, placed-in-service timing, tax filing accuracy, IRS review, and administrative processing delays may affect realization of such benefits.

Safe Harbor / Timing Risk

If the Issuer's or project's economic assumptions depend on safe harbor actions, equipment procurement deadlines, placed-in-service timing, or preserving eligibility under a particular tax or incentive regime, failure to meet those requirements may materially reduce project value or eliminate expected benefits.

Customer, Offtaker, and Host Risk

Where project repayment depends on a host customer, offtaker, site owner, or other operating counterparty, deterioration in that party's creditworthiness, operating condition, willingness to proceed, or contractual compliance may adversely affect repayment. Public, nonprofit, or institutional hosts may also be subject to procurement, governance, or budgetary constraints that delay or impair project execution.

No Assurance of Profits or Positive Cash Flow

The Issuer may not generate sufficient revenues, margins, or cash flow to support debt service. Even if a project is completed, the Issuer may still experience operating losses, low liquidity, or inability to refinance or repay the Note.

Subordination and Future Debt Risk

The Note may be or become subordinated to senior indebtedness as described under Subordination in the Terms of the Offering, and to any future senior financing that Investors approve under the Note or that meets the pre-authorization conditions described under Subordination. Senior lenders would be paid before Investors from the assets and cash flows they finance, which may delay or reduce payments on the Note and reduce Investors' recovery in a default.

Collateral and Recovery Risk

Any collateral or credit support described in this Form C may be limited, contingent, difficult to perfect, difficult to value, illiquid, or costly and time-consuming to enforce. The Payment Reserve Account itself may provide only limited contractual credit support and, unless expressly stated otherwise in this Form C and the related exhibits, does not by itself provide Investors with a perfected security interest or account control rights. In a default or enforcement scenario, the proceeds realized from collateral or other credit support may be insufficient to repay the Note in full, and Investors may recover only a portion of their investment or nothing at all.

Bankruptcy and Insolvency Risk

If the Issuer becomes insolvent, enters bankruptcy, becomes subject to receivership, or otherwise experiences financial distress, payments on the Note may be delayed, reduced, restructured, or discharged. Investor rights may become subject to bankruptcy court orders, automatic stay restrictions, priority rules, and other insolvency-law limitations.

Change of Control Risk

A Change of Control triggers a mandatory prepayment within thirty (30) calendar days unless it is a Permitted Change of Control, as described under Change of Control in the Terms of the Offering. There can be no assurance that a given transaction will qualify as a Permitted Change of Control, or that the Issuer will have the liquidity to prepay the Note in full when required. In either case Investors may experience delay, restructuring, or loss.

Prohibited foreign entity restrictions. Certain federal tax benefits that may support the Project or repayment of the Note are subject to restrictions on specified foreign entities, foreign-influenced entities, prohibited foreign entities, and material assistance from prohibited foreign entities under Sections 7701(a)(51) and 7701(a)(52) of the Internal Revenue Code, related Treasury regulations and IRS guidance (the "Prohibited Foreign Entity Requirements"). Because the Project's construction is expected to be treated as beginning in 2026, these requirements are expected to apply to its tax credit. The Issuer represents in the Note that, to its knowledge, neither the Issuer nor SDG SH Holdco, LLC is a specified foreign entity or a foreign-influenced entity, and that it has disclosed any facts known to it that would cause the Project to fail the Prohibited Foreign Entity Requirements. The Issuer has not completed a material assistance cost ratio analysis for the Project; that analysis is expected to be performed by the Project's buyer. If the Issuer, the Project's owner or the Project does not satisfy the Prohibited Foreign Entity Requirements, the affected tax benefit may be reduced or lost, which could reduce the Project's value to a buyer and materially and adversely affect the Issuer's ability to repay the Note. Climatize does not provide tax advice and does not represent that any tax benefit will be allowed or received.

Key Personnel Risk

The Issuer's success may depend heavily on the efforts, judgment, relationships, and continued service of its founders, executives, and other key personnel. The loss, unavailability, or reduced involvement of key personnel could delay development milestones, impair financing efforts, disrupt operations, or reduce the Issuer's ability to repay the Note.

Conflicts of Interest Risk

The Issuer's officers, directors, managers, owners, or affiliates may have interests that differ from those of Investors. Such parties may be involved in related-party transactions, affiliated financings, project development arrangements, contractor relationships, or strategic decisions that create actual or perceived conflicts of interest.

Limited Investor Rights

Investors are creditors and not equity holders. Investors do not receive equity ownership, governance rights, residual upside, or voting control over the Issuer's operations, except for limited consent rights expressly described in this Form C. In a default, restructuring, insolvency, or workout, Investor remedies may be limited by the terms of the Note, the Payment Waterfall, applicable law, and the practical ability to enforce claims. After a default, enforcement decisions are made by the Investor Representative, who is

the largest eligible Investor and may hold only a small share of the Note. Investors cannot remove the Investor Representative, whose interests may differ from theirs, although it cannot waive defaults or agree to concessions without Investor approval. Changes to the maturity, payment dates, payment amounts, interest rate, or principal of an Investor's securities apply only if that Investor accepts them. As a result, Investors in the same Note may end up with different terms, and an Investor that keeps its existing terms may be paid on a different schedule from Investors that accept an amendment.

No Equity Participation

Investors are entitled only to the contractual debt service provided under the Note. Investors do not benefit from increases in the value of the Issuer, appreciation in project value, sale proceeds above debt repayment, or long-term enterprise upside, except to the extent expressly stated in this Form C.

Crowdfunding Transfer Limitations; Illiquidity

This Offering is made pursuant to Regulation Crowdfunding, which restricts transfers of the Securities during the one-year period following issuance except in limited circumstances permitted by law. Even after that period, there is no public trading market for the Securities, and none is expected to develop. Investors should be prepared to hold the Securities until maturity or other resolution.

No Assurance of Timely Enforcement

In the event of default, enforcement may require Investor consent, legal proceedings, third-party coordination, expense, and time. Even if Investors possess legal rights, practical enforcement may be delayed, costly, or ineffective.

Reliance on Estimates and Forward-Looking Information

This Form C may contain estimates, projections, assumptions, budgets, development timelines, tax assumptions, expected funding sources, and anticipated repayment scenarios. Such forward-looking information is inherently uncertain and may prove materially inaccurate. Actual results may differ materially from any such estimates or projections.

Risks Related to Future Offerings

The Issuer may seek additional debt or equity financing in the future. Such financing may dilute existing support for the Issuer, increase leverage, impose additional restrictions, or reduce the funds available to repay the Note. There can be no assurance that future financing will be available on favorable terms or at all.

General Economic and Market Risk

General economic conditions, inflation, rising interest rates, recession, supply chain instability, labor shortages, commodity price volatility, utility-market changes, and disruptions in capital markets may adversely affect the Issuer, the project, the renewable energy sector, and the Issuer's ability to repay the Note.

Natural Disaster, Force Majeure, and Casualty Risk

Weather events, fire, flood, earthquake, storm damage, casualty losses, pandemics, labor disruptions, acts of war, terrorism, cyber events, governmental shutdowns, and other force majeure events may delay development, impair operations, increase costs, or reduce expected repayment capacity.

Cybersecurity and Data Risk

The Issuer and its service providers may rely on digital systems, financial systems, project data, and third-party software platforms. Cyberattacks, data breaches, ransomware events, system failures, and technology disruptions may impair operations, delay payments, expose the Issuer to liability, or increase costs.

Risk Factors Not Exhaustive

The foregoing risk factors do not purport to be a complete explanation of all of the risks involved in this Offering. Additional risks and uncertainties, including risks not presently known to the Issuer or currently deemed immaterial, may also adversely affect the Issuer and the value of the Securities.

Exhibit A – Promissory Note

The form of Promissory Note is available to any prospective Investor on request before investing, by email to support@climatize.earth. The Note governs Investors' rights and obligations, and this Form C describes all of its material terms. If the Issuer does not sign the Note, the terms of the Securities described in this Form C govern the Issuer's obligations to Investors, and the Issuer is bound by them as if they were set out in a signed Note.

Appendix 1 – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Issuer is conducting this Offering through Climatize Earth Securities LLC ("Climatize"), an SEC-registered funding portal and member of FINRA, in accordance with Regulation Crowdfunding. Securities will be issued and delivered electronically through the platform and related recordkeeping systems used for the Offering.

Remuneration for Climatize

Climatize's compensation is described under Intermediary Role and Compensation in the Regulatory Information section of this Form C.

Investing Process

To invest in the Offering, an Investor must open an account with Climatize and complete identity verification, know-your-customer ("KYC"), anti-money laundering ("AML"), and other compliance procedures required by law or platform policy. These procedures are performed as part of the investment process.

Investors must be at least eighteen (18) years of age to invest. Climatize will collect certain personal information from Investors in order to satisfy legal, regulatory, and compliance requirements. Non-U.S. persons or residents of certain jurisdictions may be restricted from participating in the Offering based on applicable law or platform policy.

Investor funds will be held in escrow or other compliant transaction accounts established for the Offering through the applicable third-party financial institution and related service providers designated for the Offering.

Additional information is available at: https://www.climatize.earth/educational-materials/.

Progress during an Offering

Climatize will display information regarding Offering progress and status on the Offering page for the Offering. Investors may also be able to submit questions to the Issuer through the communication tools made available on the platform.

Investors and subscribers will be notified by email when the Offering reaches 50% and 100% of the Target Offering Amount. Because Climatize publishes frequent progress updates on the Offering page, the Issuer will file a final Form C-U disclosing the total amount of Securities sold no later than five (5) business days after the Offering deadline.

Climatize may provide notifications by email or through the platform regarding investment commitments, material changes, Offering status, and other matters relating to the Offering.

Target Offering Amount and Maximum Offering Amount

The Issuer has established a Target Offering Amount and a Maximum Offering Amount for this Offering.

If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the Offering deadline, the Offering will be cancelled, no Securities will be issued, investor funds will be returned without interest or deduction, and the Issuer will not receive any Offering proceeds.

If the Issuer receives commitments up to the Maximum Offering Amount, no additional commitments will be accepted unless the Offering is amended in accordance with applicable law.

Cancellation Rights

Investors may cancel an investment commitment for any reason until forty-eight (48) hours prior to the Offering deadline.

Climatize will notify Investors when the Target Offering Amount has been met. If an Investor does not cancel an investment commitment before the 48-hour period before the Offering deadline, the Investor's funds will be released to the Issuer at Closing and the Investor will receive the Securities in exchange for the investment.

Investment cancellations and reconfirmations must be submitted through the Investor's Climatize account or through such other processes as Climatize may designate for the Offering. To cancel:

1. Go to your Home Page on the Climatize platform.
2. Find the project in the "My Projects" list.
3. Click on the project, view your investment amount, and select "Cancel Investment".
4. Once cancelled, Climatize will direct the escrow agent to return your funds to the account from which they were sent.

If assistance is needed, please contact Climatize by email at support@climatize.earth.

Early Closing

If the Issuer reaches the Target Offering Amount and otherwise satisfies the conditions for an early closing under Regulation Crowdfunding and platform procedures, the Issuer may elect to close the Offering before the original Offering deadline.

Any early closing will occur only after the Offering has remained open for at least twenty-one (21) calendar days and only after Investors have been provided the notice required by applicable law. Such notice will be given at least five (5) business days before the new Offering deadline and will include the anticipated early closing date, the Investor's right to cancel the investment commitment until forty-eight (48) hours before the early closing date, and any other information required under Regulation Crowdfunding.

Material Changes

If a material change occurs with respect to the Offering or the Issuer during the course of the Offering, Investors with existing commitments will receive notice of the material change and will be required to reconfirm their investment commitments within five (5) business days after receiving notice.

If an Investor does not timely reconfirm following a material change, the investment commitment will be cancelled automatically and any previously debited funds will be returned without interest or deduction.

Oversubscribed

The Issuer will accept investment commitments above the Target Offering Amount up to the Maximum Offering Amount. Commitments are accepted on a first-come, first-served basis; once the Maximum Offering Amount is reached, no further commitments are accepted.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities offered hereby generally may not be transferred by any purchaser during the one-year period beginning on the date the Securities were issued unless the Securities are transferred:

1. to the Issuer;
2. to an accredited investor;
3. as part of an offering registered with the SEC; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfers After the One-Year Restricted Period

After the expiration of the applicable one-year restricted period, transfers of the Securities will remain subject to applicable securities laws, the terms of the Securities, the procedures established by the Issuer and Climatize for recognizing transfers, and any transfer conditions expressly described in this Form C and the related Offering Documents.

The Issuer may require reasonable evidence that any proposed transfer complies with applicable law and the terms of the Offering before recognizing such transfer on its books and records.

Appendix 2 – Illustrative Loan Repayment Schedule

This Appendix provides illustrative repayment schedules for the Note based on the Target Offering Amount and Maximum Offering Amount set forth in this Form C.

These schedules are provided for informational and illustrative purposes only and are intended to demonstrate the general timing and magnitude of expected payments under the Note.

The schedules presented herein are based on the following simplifying assumptions:

- The full applicable Offering Amount (Target or Maximum) is raised and funded in a single Closing
- All Investors have the same Funding Date
- Interest accrues on a simple, non-compounding basis at the stated Interest Rate
- Scheduled quarterly interest payments are equalized for illustrative purposes
- No prepayments, defaults, or modifications occur during the term of the Note

Actual payments may differ materially from the schedules presented herein due to, among other factors:

- The actual Funding Date and Conversion Date
- Initial stub period for all Investors
- Actual/365 day-count interest accrual methodology
- Variations in the number of days per accrual period
- Prepayments, defaults, or other changes to the Note

If this Appendix is inconsistent with the Note or the rest of this Form C, the Note controls.

1. Illustrative Offering Economics

Metric	Target	Maximum
Gross Proceeds	$125,000	$145,000
Interest Rate	10.00%	10.00%
Term (Months)	24	24
Maturity Date	24 months after the Conversion Date (April 1, 2029 if the Offering closes on its deadline)	24 months after the Conversion Date (April 1, 2029 if the Offering closes on its deadline)
Quarterly Payment (Illustrative)	$3,125	$3,625
Total Interest Paid	$25,000	$29,000
Total Principal Paid	$125,000	$145,000
Total Payments	$150,000	$174,000

2. Use of Proceeds & Fee Structure (Illustrative)

Item	Target ($)	Maximum ($)
Gross Proceeds	$125,000	$145,000
Origination Fee (6.00%)	$7,500	$8,700

Note Administration Fee (0.50% per annum of original principal amount for the full Term; payable in full at Closing)	$1,250	$1,450
Setup, Filing, and Third-Party Fees and Expenses	$1,800	$1,800
Payment Reserve (1 Quarter)	$3,159	$3,659
Net Proceeds to Issuer	$111,291	$129,391

3. Illustrative Payment Schedule

Payment Period	Target ($)	Maximum ($)
Quarterly - Interest Only	$3,125	$3,625
Final Payment - Interest + Principal	$128,125	$148,625

Note: The illustrative payment schedule above does not reflect the impact of any initial stub interest period. For each Investor, interest accrues from the Funding Date through the day before the Conversion Date (the "Initial Stub Period") and is calculated based on the actual number of days elapsed using an Actual/365 day-count convention. As a result, the first interest payment may be higher or lower than the illustrative quarterly payment amounts shown above. The length of the Initial Stub Period, and the corresponding interest amount, will vary depending on the timing of the Funding Date. Subsequent scheduled quarterly payments are expected to be substantially equal in amount, subject to the terms of the Note.

4. Illustrative Investor Example ($10,000 Investment)

Metric	Amount ($)
Investment Amount	$10,000
Quarterly Payment	$250.00
Total Interest Earned	$2,000.00
Total Cash Received	$12,000.00

Appendix 3 – Financial Statements

SOLAR DEVELOPMENT GROUP, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

WITH INDEPENDENT AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2024

SOLAR DEVELOPMENT GROUP, LLC

YEAR ENDED DECEMBER 31, 2024

CONTENTS

GellerRagans
Certified Public Accountants | Advisors

INDEPENDENT AUDITORS' REPORT

To the Members of
Solar Development Group, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Solar Development Group, LLC, which are comprised of the balance sheet as of December 31, 2024 and the related statements of income and members' equity and cash flows for the year then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Solar Development Group, LLC as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Solar Development Group, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

110 N. Orange Ave | Orlando, FL 32801 | 407-425-4636 | 407-648-1938 fax
www.orlando.cpa

INDEPENDENT AUDITORS' REPORT (CONTINUED)

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control–related matters that we identified during the audit.

Heller Ragans

Orlando, FL
September 17, 2025

SOLAR DEVELOPMENT GROUP, LLC

BALANCE SHEET

DECEMBER 31, 2024

ASSETS

Current assets:		
Cash	$	2,885,856
Accounts receivables (Note 3)		1,161,679
Prepaid expenses		98,396
Project assets		10,986,874
Total current assets		15,132,805
Property and equipment, net (Note 4)		196,501
Other assets:		
Advances to related party (Note 5)		1,636,356
Deposits		29,842
		1,666,198
	$	16,995,504

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	2,140,073
Due to related party (Note 5)		93,575
Total current liabilities		2,233,648
Commitments (Note 6)		
Members' equity		14,761,856
	$	16,995,504

SOLAR DEVELOPMENT GROUP, LLC

STATEMENT OF INCOME AND MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2024

Revenues:		
Projects	$	15,416,089
Service		2,083,549
		17,499,638
Cost of goods sold:		
Cost of projects and service		4,436,552
Gross profit		13,063,086
General and administrative expenses		10,420,422
Income from operations		2,642,664
Other income (expense):		
Interest income		10,445
Interest expense		(60,645)
		(50,200)
Net income		2,592,464
Members' equity, beginning		12,284,245
Distributions		(114,853)
Members' equity, ending	$	14,761,856

SOLAR DEVELOPMENT GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:		
Net income	$	2,592,464
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		66,093
Decrease (increase) in:		
Accounts receivables		(416,961)
Deposits		(2,715)
Prepaid expenses		36,937
Project assets		(5,143,701)
Increase (decrease) in:		
Accounts payable and accrued expenses		201,671
Due to related party		(25,098)
Net cash used in operating activities		(2,691,310)
Cash flows from investing activities:		
Proceeds from note receivable, related party		200,837
Advances to related party		(1,636,356)
Purchase of property and equipment		(86,506)
Net cash used in investing activities		(1,522,025)
Cash flows used in financing activities:		
Distributions		(114,853)
Net decrease in cash		(4,328,188)
Cash, beginning of year		7,214,044
Cash, end of year	$	2,885,856

1. Nature of operations:

Solar Development Group, LLC (the "Company") develops solar energy projects throughout the United States, which includes the acquisition of agreements and permits required to commence construction of solar energy projects. The Company also offers its services to customers during various stages of solar energy project development. Approximately 92% of revenue was derived from three customers during the year ended December 31, 2024.

2. Summary of significant accounting policies:

Cash:

Cash includes all highly liquid debt instruments purchased with a maturity of three months or less (cash equivalents).

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Allowance for credit losses – accounts receivable:

The Company's accounts receivable are recorded at net realizable value, which includes an allowance for estimated credit losses. The Company estimates the allowance for credit loss based upon historical bad debts, current customer receivable balances and the customer's financial condition. The allowance is adjusted to reflect differences in current conditions as well as forecasted conditions when appropriate.

Property and equipment:

Property and equipment is stated at cost. Depreciation is being provided on the straight-line method over the estimated useful lives of the assets.

Project assets:

Project assets consist primarily of costs incurred by the Company during various development stages that are capitalized prior to the Company obtaining an agreement with a customer for the purchase of the related project company.

2. Summary of significant accounting policies (continued):

Project assets (continued):

Development costs may include legal, consulting, transmission upgrade, interconnection, permitting, acquisition of land leases, engineering studies and other similar costs.

Income taxes:

The Company is organized as a limited liability company under the Florida Limited Liability Company Act and is structured to be treated as a partnership for income tax purposes. Items of income or loss are allocated to the members in accordance with their respective equity interest and reported on their individual federal and state income tax returns.

Revenue recognition – projects:

The Company derives its revenues primarily from the sale of its membership interests in solar energy projects and subsequent milestones reached under the terms of the purchase agreement. Terms vary by purchase agreement with each customer; however, purchase agreements generally include the transfer of membership interest in the solar energy project to the customer and the development of the solar energy project to the point in which it is ready for construction via the completion of specific project milestones outlined in the purchase agreement. Although the purchase agreements can be cancelled at any time by the customer, most payments received from the customer are non-refundable as specified in the purchase agreement. In the event that a customer cancels a purchase agreement, the Company has first rights to purchase the project from the customer or replace the project with another project in the Company’s portfolio (project assets). As such, the Company recognizes revenue at the point in time in which the membership interests are sold to the customer and upon completion of milestones, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the projects and milestones reached. Control of the projects is deemed to have been transferred when the last milestone per the purchase agreement has been reached. The Company does not have any significant financing components as payment is due at the point of sale of membership interests or when milestones are reached.

2. Summary of significant accounting policies (continued):

Revenue recognition – service:

The Company has agreements with its customers to provide development services for solar energy projects as defined in the agreements. Development services include, but are not limited to, land acquisition (i.e. site due diligence, research of land attributes and political and cultural environments and agreements with land owners), environmental studies, working with local officials to obtain applicable permits and coordinating with other contractors, consultants and others involved in the project. The Company recognizes revenue from development services provided to its customers at the time the service is performed in an amount that reflects the consideration the Company expects to be entitled to in exchange for the services provided. The Company satisfies its performance obligation at the point in time in which the services are provided. The Company does not have any significant financing components as payment is received shortly after the services are performed.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Accounts receivable:

Approximately seventy-nine percent (79%) of the Company's receivables are due from two customers. The Company does not normally require collateral on contracts with customers in the normal course of business and has no collateral in connection with these receivables. However, the Company does have the ability to attach liens on property to secure payment if the receivable is in doubt and they have recourse under construction lien laws.

Receivables are written off when they are determined to be uncollectible. The allowance for credit loss is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of its customers. No allowance for credit loss was deemed necessary at December 31, 2024.

4. Property and equipment:

Computer equipment	$	118,160
Furniture & fixtures		65,904
Leasehold improvements		72,426
Vehicles		32,930
		289,420
Less accumulated depreciation		92,919
	$	196,501

5. Related party transactions:

The Company had a note receivable due from a company under common ownership (ESA Solar Energy, LLC or "ESA") that matured December 2024. The note required monthly payments of principal and interest of $18,361 and accrued interest at 9%. Total interest income for this note receivable for the year ending December 31, 2024 was $9,520.

The Company has advances due from ESA totaling $1,636,356 for expenses paid on behalf of ESA. There are no repayment terms on the amount due and no interest was accrued or paid on these advances for 2024.

The Company has an amount due to ESA totaling $93,575 for expenses paid on its behalf. No interest was accrued or paid on this amount for 2024.

The Company subleases office space from ESA on a monthly basis. During 2024, the Company paid ESA $86,032 in lease expense.

6. Commitments:

The Company leases office space under short term leases. Total lease expense for operating leases with terms of one year or less totaled $125,702 for the year ending December 31, 2024.

The Company has agreements with its customers to develop solar energy projects. The following is a summary of future project revenue from these agreements as of December 31, 2024:

6. Commitments (continued):

Balance, January 1, 2024	$ 178,337,205
New agreements and adjustments	110,532,615
	288,869,820
Less project revenue earned	29,733,725
Balance, December 31, 2024	$ 318,603,545

7. Advertising cost:

The Company expenses advertising costs as incurred. Advertising expense was $137,908 for 2024.

8. Employee benefit plan:

The Company has a 401(k) and profit sharing plan for employees meeting certain age and service requirements. The Company is required to make minimum matching contributions to the 401(k) plan. During 2024, the Company matched dollar for dollar of the employee deferrals up to 3% of participating employees' wages. Total matching contributions for the year ended December 31, 2024 were $66,535. There was no profit sharing contribution for the year ended December 31, 2024.

9. Supplemental cash flow information:

Cash paid for interest during 2024 was $60,645. No cash was paid for income taxes during 2024.

10. Subsequent events:

Subsequent events were evaluated through September 17, 2025, which is the date the financial statements were available to be issued.

10. Subsequent events (continued):

On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act ("OBBBA"), which significantly impacts the solar energy industry. Management is evaluating the full impact of this legislation on the Company's financial position, results of operations and cash flows. At this time, the financial effects of the new legislation cannot be reasonably estimated; however, Management believes the Company's long-term viability remains strong.

GellerRagans
Certified Public Accountants | Advisors

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Members of
Solar Development Group, LLC

Our report on our audit of the financial statements of Solar Development Group, LLC appears on pages one and two. That audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary data contained on pages thirteen through fifteen is presented for purposes of additional analysis and is not a required part of the financial statements. The information, except for the portion marked "unaudited", has been subjected to the auditing procedures applied in the audit of the financial statements. In our opinion, except for the portion marked "unaudited", on which we express no opinion or any assurance, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Geller Ragans

Orlando, FL
September 17, 2025

110 N. Orange Ave | Orlando, FL 32801 | 407-425-4636 | 407-648-1938 fax
www.orlando.cpa

SOLAR DEVELOPMENT GROUP, LLC

GENERAL AND ADMINISTRATIVE EXPENSES

YEAR ENDED DECEMBER 31, 2024

(SEE INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION)

Salaries	$ 5,482,992
Payroll taxes	406,099
Advertising	137,908
Commission expense	1,326,000
Computer and internet expense	569,829
Contract labor	32,558
Contributions, political	24,600
Depreciation	66,093
Employee benefits	277,827
Insurance	75,547
Lease expense	125,702
Membership fees	46,854
Miscellaneous	155,398
Office expense	130,460
Professional fees	1,027,523
Repairs and maintenance	2,209
Taxes and licenses	357,305
Travel expense	166,784
Utilities	8,734
	$ 10,420,422

SOLAR DEVELOPMENT GROUP, LLC

FUTURE PROJECT REVENUE

YEAR ENDED DECEMBER 31, 2024

(SEE INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION)

UNAUDITED

Project	Customer	Total purchase price per agreement	Revenue earned prior to 1/1/2024	Revenue earned 2024	Future Project revenue
Coldwater	Apex	$ 3,000,000	$ 150,000	$ 1,300,000	$ 1,550,000
Martin Trail	Apex	743,375		385,438	357,938
Route 360	Apex	819,875		423,688	396,188
Crawford Road	Apex	816,250			816,250
Land of Promise	Apex	816,250	20,000		796,250
Pocaty River	Apex	310,000	20,000		290,000
Enon Road	Summit	2,506,500	250,000		2,256,500
Fishersville Road	Summit	1,761,200			1,761,200
Marrow	Summit	697,500	250,000		447,500
Hickory	Summit	1,806,000			1,806,000
Sturgeon Point	Summit	5,257,000			5,257,000
Mars Hill Solar Farm	Novel	88,242			88,242
Ashland Solar Farm	Novel	274,300			274,300
Carroll Road	Orsted	3,450,000	150,000		3,300,000
Midland Co Solar	Orsted	6,999,998	650,000		6,349,998
Jordan Lake	Recurrent	4,500,000	175,000		4,325,000
Maple Solar	Recurrent	6,000,000	1,025,000		4,975,000
Rector	Recurrent	5,975,000	1,425,000	200,000	4,350,000
Lonoke	Viridi	2,520,000	600,000		1,920,000
Rouget Road	RWE	3,000,000	295,000	200,000	2,505,000
Walker Road	RWE	2,250,000	175,000	13,724	2,061,276
Greene	RWE	5,000,000	793,605		4,206,395
Caldwell	RWE	1,875,000	407,034		1,467,966
Lincoln	RWE	3,600,000	305,034		3,294,966
Todd	RWE	3,000,000	305,034		2,694,966
Chicot	RWE	4,500,000	733,334	133,334	3,633,332
Deluce	RWE	3,000,000	360,575		2,639,425
Corning North	RWE	4,500,000	733,333		3,766,667
MI Great Lakes	Nautilus	21,870,000	2,430,700		19,439,300
WI CS Great Lakes	Nautilus	79,380,000	7,133,793		72,246,207
OH CS Great Lakes	Nautilus	5,400,000	559,600		4,840,400
Stuttgart	Engie	8,125,000		450,000	7,675,000
Madison	Engie	9,750,000		540,000	9,210,000

SOLAR DEVELOPMENT GROUP, LLC

FUTURE PROJECT REVENUE (CONTINUED)

YEAR ENDED DECEMBER 31, 2024

(SEE INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION)

UNAUDITED

Project	Customer	Total purchase price per agreement	Revenue earned prior to 1/1/2024	Revenue earned 2024	Future Project revenue
Jonesboro/Red Wolf	Engie	$ 9,750,000		$ 540,000	$ 9,210,000
Cape Girardeau	Engie	9,750,000		540,000	9,210,000
Datto/Corning West	Engie	9,750,000		540,000	9,210,000
Monette	Engie	9,750,000		540,000	9,210,000
Boeuf	Engie	11,700,000		648,000	11,052,000
Many	Engie	13,000,000		720,000	12,280,000
Duck Lake	RWE	8,000,000		250,000	7,750,000
Greenwood	RWE	8,000,000		600,000	7,400,000
Ionia	RWE	8,000,000		400,000	7,600,000
Knox	RWE	5,949,980			5,949,980
Kosciusko	RWE	5,949,980		50,000	5,899,980
Clark	RWE	3,983,320		50,000	3,933,320
Balfour	Engie	19,500,000		1,080,000	18,420,000
Beasley	Engie	9,750,000		540,000	9,210,000
Greene 2	RWE	4,162,500		212,500	3,950,000
Imlay	Engie	7,750,000		430,000	7,320,000
		$348,337,270	$18,947,042	$10,786,683	$318,603,545

SOLAR DEVELOPMENT GROUP, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

WITH INDEPENDENT AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2025

SOLAR DEVELOPMENT GROUP, LLC
YEAR ENDED DECEMBER 31, 2025

CONTENTS

GellerRagans
Certified Public Accountants | Advisors

INDEPENDENT AUDITORS' REPORT

To the Members of
Solar Development Group, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Solar Development Group, LLC, which are comprised of the balance sheet as of December 31, 2025 and the related statements of income and members' equity and cash flows for the year then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Solar Development Group, LLC as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Solar Development Group, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

INDEPENDENT AUDITORS' REPORT (CONTINUED)

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control–related matters that we identified during the audit.

Orlando, FL
May 26, 2026

SOLAR DEVELOPMENT GROUP, LLC

BALANCE SHEET

DECEMBER 31, 2025

ASSETS (Note 9)

Current assets:		
Cash	$	4,213,536
Accounts receivable (Note 3)		3,878,933
Prepaid expenses		74,391
Project assets		12,798,386
Total current assets		20,965,246
Property and equipment, net (Note 7)		133,119
Other assets:		
Note receivable, related party (Note 8)		3,391,227
Deposits		28,842
Loan costs (net of accumulated amortization of $9,672)		156,126
		3,576,195
	$	24,674,560

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Current portion of long-term debt (Note 9)	$	340,502
Accounts payable and accrued expenses		1,880,960
Contract liabilities (Notes 4 and 5)		414,888
Due to related party (Note 8)		145,740
Total current liabilities		2,782,090
Other liabilities:		
Long-term debt, less current portion (Note 9)		3,635,362
Commitments and contingencies (Note 10)		
Members' equity		18,257,108
	$	24,674,560

SOLAR DEVELOPMENT GROUP, LLC

STATEMENT OF INCOME AND MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2025

Revenues:	
Projects	$ 11,747,907
Contract revenues earned	4,295,555
Service	1,608,400
	17,651,862
Cost of goods sold:	
Cost of projects and service	2,870,681
Cost of earning contract revenue	3,841,387
	6,712,068
Gross profit	10,939,794
General and administrative expenses	7,468,752
Income from operations	3,471,042
Other income (expense):	
Loss on disposal of property and equipment	(1,551)
Interest income	318,805
Interest expense	(293,044)
	24,210
Net income	3,495,252
Members' equity, beginning	14,761,856
Members' equity, ending	$ 18,257,108

SOLAR DEVELOPMENT GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:	
Net income	$ 3,495,252
Adjustments to reconcile net income to net cash used in operating activities:	
Amortization	9,672
Depreciation	66,964
Loss on disposal of property and equipment	1,551
Decrease (increase) in:	
Accounts receivable	(2,717,254)
Deposits	1,000
Prepaid expenses	24,005
Project assets	(1,811,512)
Increase (decrease) in:	
Accounts payable and accrued expenses	(259,113)
Contract liabilities	414,888
Due to related party	52,165
Net cash used in operating activities	(722,382)
Cash flows from investing activities:	
Proceeds from note receivable, related party	223,785
Issuance of note receivable, related party	(1,978,656)
Purchase of property and equipment	(5,133)
Net cash used in investing activities	(1,760,004)
Cash flows from financing activities:	
Proceeds from long-term debt	3,984,202
Payments on long-term debt	(174,136)
Net cash provided by financing activities	3,810,066
Net increase in cash	1,327,680
Cash, beginning of year	2,885,856
Cash, end of year	$ 4,213,536

See independent auditors' report and notes to financial statements.

1. Nature of operations:

Solar Development Group, LLC (the "Company") develops solar energy projects throughout the United States, which includes the acquisition of agreements and permits required to commence construction of solar energy projects. The Company also provides general contracting services for commercial solar energy projects. In addition, the Company offers its services to customers during various stages of solar energy project development. Approximately 93% of revenue was derived from five customers during the year ended December 31, 2025.

2. Summary of significant accounting policies:

Cash:

Cash includes all highly liquid debt instruments purchased with a maturity of three months or less (cash equivalents).

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Allowance for credit losses – accounts receivable:

The Company's accounts receivable are recorded at net realizable value, which includes an allowance for estimated credit losses. The Company estimates the allowance for credit loss based upon historical bad debts, current customer receivable balances and the customer's financial condition. The allowance is adjusted to reflect differences in current conditions as well as forecasted conditions when appropriate.

Property and equipment:

Property and equipment are stated at cost. Depreciation is being provided on the straight-line method over the estimated useful lives of the assets.

Project assets:

Project assets consist primarily of costs incurred by the Company during various development stages that are capitalized prior to the Company obtaining an agreement with a customer for the purchase of the related project company.

2. Summary of significant accounting policies (continued):

Project assets (continued):

Development costs may include legal, consulting, transmission upgrade, interconnection, permitting, acquisition of land leases, engineering studies and other similar costs.

Loan costs:

Costs incurred to obtain financing are being amortized on the straight-line method over the term of the related loan.

Revenue recognition – projects:

The Company derives its revenues primarily from the sale of its membership interests in solar energy projects and subsequent milestones reached under the terms of the purchase agreement. Terms vary by purchase agreement with each customer; however, purchase agreements generally include the transfer of membership interest in the solar energy project to the customer and the development of the solar energy project to the point in which it is ready for construction via the completion of specific project milestones outlined in the purchase agreement. Although the purchase agreements can be cancelled at any time by the customer, most payments received from the customer are non-refundable as specified in the purchase agreement. In the event that a customer cancels a purchase agreement, the Company has first rights to purchase the project from the customer or replace the project with another project in the Company's portfolio (project assets). As such, the Company recognizes revenue at the point in time in which the membership interests are sold to the customer and upon completion of milestones, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the projects and milestones reached. Control of the projects is deemed to have been transferred when the last milestone per the purchase agreement has been reached. The Company does not have any significant financing components as payment is due at the point of sale of membership interests or when milestones are reached.

Revenue recognition - construction contracts:

Construction contracts are long-term, fixed price contracts. Revenue from construction contracts is recognized over time as performance obligations are satisfied due to the continuous transfer of control to the customer. Significant

2. Summary of significant accounting policies (continued):

Revenue recognition - construction contracts (continued):

contracts typically have durations of one to three years. Revenues from fixed price contracts, including a portion of estimated profit, are recognized as services are provided and are based on costs incurred and estimated total contract costs using the percentage-of-completion method.

Contracts are often modified through change orders to account for changes in scope. The Company evaluates each change order to determine whether the change in scope creates an additional performance obligation. Due to the integrated nature of the existing work and the extended scope of work, these contract modifications are generally not determined to result in separate performance obligations.

Contract costs include all direct materials, labor costs, subcontractor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, etc. Selling, general and administrative costs are charged to expense as incurred. Changes in job performance, job conditions, estimated profitability, including those arising from contract penalty provision, and final contract settlements may result in revisions to costs and income and are recognized in the period which the revisions are determined. If at any time, the estimate of contract profitability indicates an anticipated loss on a contract, the Company will recognize the total loss in the reporting period that it is identified and for which an amount can be estimated. Profit incentives are included in revenues when their realization is reasonably assured. Claims are included in revenues when realization is probable and can be reasonably estimated.

Contractual completion is defined according to the specific terms of individual construction contracts with customers. The Company considers contracts to be complete for accounting purposes when final acceptance has been received from the customer and no significant disputes, obligations or undisposed assets remain outstanding related to the contract.

Revenue recognition – service:

The Company has agreements with its customers to provide development services for solar energy projects as defined in the agreements. Development services include, but are not limited to, land acquisition (i.e. site due diligence, research of land attributes and political and cultural environments and agreements with land

2. Summary of significant accounting policies (continued):

owners), environmental studies, working with local officials to obtain applicable permits and coordinating with other contractors, consultants and others involved in the project. The Company recognizes revenue from development services provided to its customers at the time the service is performed in an amount that reflects the consideration the Company expects to be entitled to in exchange for the services provided. The Company satisfies its performance obligation at the point in time in which the services are provided. The Company does not have any significant financing components as payment is received shortly after the services are performed.

Income taxes:

The Company is organized as a limited liability company under the Florida Limited Liability Company Act and is structured to be treated as a partnership for income tax purposes. Items of income or loss are allocated to the members in accordance with their respective equity interest and reported on their individual federal and state income tax returns.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Accounts receivable:

Approximately ninety-two percent (92%) of the Company's receivables are due from three customers. The Company does not normally require collateral on contracts with customers in the normal course of business and has no collateral in connection with these receivables. However, the Company does have the ability to attach liens on property to secure payment if the receivable is in doubt and they have recourse under construction lien laws.

3. Accounts receivable (continued):

Receivables are written off when they are determined to be uncollectible. The allowance for credit loss is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of its customers. No allowance for credit loss was deemed necessary at December 31, 2025.

4. Contracts in progress:

Information relative to contracts in progress at December 31, 2025 is as follows:

Costs incurred on uncompleted contracts	$ 3,841,387
Estimated earnings	454,168
	4,295,555
Less billings to date	4,710,443
	$ (414,888)

Included in the accompanying balance sheet under the following captions:

Contract liabilities	$ (414,888)

5. Contract assets and liabilities:

Contract assets and liabilities include unbilled amounts typically resulting from sales under contracts when the percentage-of-completion, incurred cost to total estimated cost method of revenue recognition is utilized and revenue recognized exceeds the amount billed to the customer. Contract liabilities include billings in excess of revenue recognized. As of December 31, 2025, there were no contract assets. Contract liabilities were as follows for the years ended December 31:

	2025	2024	2023
Contract liabilities	$ 414,888	$ 0	$ 0

6. Backlog:

The following is a reconciliation of backlog representing signed contracts in existence at December 31, 2025:

New contracts and adjustments	$	6,316,742
Less contract revenue earned		4,295,555
Balance, December 31, 2025	$	2,021,187

7. Property and equipment:

Computer equipment	$	120,558
Furniture & fixtures		65,904
Leasehold improvements		72,426
Vehicles		32,930
		291,818
Less accumulated depreciation		158,699
	$	133,119

8. Related party transactions:

The Company has a revolving note agreement with a company under common ownership (ESA Solar Energy, LLC or "ESA") in which ESA may borrow up to $5,600,000 through the maturity date of the note (August 1, 2036). Interest accrues at 10.5% on any unpaid balance. Principal and interest payments commence in September 2026, with any unpaid principal and interest due at maturity. The note permits prepayment of principal and interest at any time without penalty. The agreement requires that any federal, state or local tax refunds or rebates received by ESA are required to be applied to the outstanding principal balance of the loan. The note is unsecured and does not carry any collateral or guarantees. During 2025, the Company accrued interest income of $310,638 for this note. As of December 31, 2025, the balance due on this note was $3,391,227.

The Company has an amount due to ESA totaling $145,740 for expenses paid on its behalf. No interest was accrued or paid on this amount for 2025.

8. Related party transactions (continued):

The Company shares office space with ESA. During 2025, the Company reimbursed ESA $117,969 for its share of lease expense.

9. Long-term debt:

Note payable bearing interest at the Wall Street Journal prime rate plus 3% (10.5% at December 31, 2025) as determined in the agreement, payable in monthly installments of $54,231 including interest and periodically adjusted for interest rate adjustments, collateralized by substantially all of the Company's assets and life insurance of two affiliated members and guaranteed by the members. Matures June 2035.	$	3,900,864
Note payable bearing interest at 11.97%, as determined in the loan agreement, payable in monthly installments of $13,325 including interest. Collateralized by substantially all of the Company's assets and guaranteed by a member. Matures July 2026.		75,000
		3,975,864
Less current portion		340,502
	$	3,635,362

Future payments on long-term debt over the next five years are as follows:

Year Ending December 31,		Amount
2026	$	340,502
2027		293,151
2028		323,046
2029		355,989
2030		392,292
Thereafter		2,270,884

10. Commitments and contingencies:

The Company leases office space under short term leases. Total lease expense for operating leases with terms of one year or less totaled $157,445 for the year ending December 31, 2025.

The Company has agreements with its customers to develop solar energy projects. The following is a summary of future project revenue from these agreements as of December 31, 2025:

Balance, January 1, 2025	$ 348,337,270
New agreements and adjustments	25,781,188
Completed projects	(4,563,250)
Cancelled projects	(158,799,958)
	210,755,250
Less project revenue earned	20,197,266
Balance, December 31, 2025	$ 190,557,984

On December 9, 2025, the Company received notice from a customer cancelling its membership interest purchase agreement for certain solar development projects. Under the terms of the agreement, the customer may request either a refund of certain payments previously made, totaling approximately $7,800,000, or the exchange of projects. As of the date of these financial statements, the customer's decision regarding repayment or exchange is pending. The Company expects to receive the original projects back. The ultimate outcome and financial impact of this matter cannot be determined at this time. Accordingly, no accrual has been made in the accompanying financial statements. The Company will continue to monitor developments and will record a liability if and when repayment becomes probable and reasonably estimable.

11. Advertising cost:

The Company expenses advertising costs as incurred. Advertising expense was $90,699 for 2025.

12. Employee benefit plan:

The Company has a 401(k) and profit sharing plan for employees meeting certain age and service requirements. The Company is required to make minimum matching contributions to the 401(k) plan. During 2025, the Company matched dollar for dollar of the employee deferrals up to 3% of participating employees' wages. Total matching contributions for the year ended December 31, 2025 were $78,358. There was no profit sharing contribution for the year ended December 31, 2025.

13. Supplemental cash flow information:

Cash paid for interest during 2025 was $293,044. No cash was paid for income taxes during 2025.

14. Subsequent events:

Subsequent events were evaluated through May 26, 2026, which is the date the financial statements were available to be issued.

GellerRagans
Certified Public Accountants | Advisors

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Members of
Solar Development Group, LLC

Our report on our audit of the financial statements of Solar Development Group, LLC appears on pages one and two. That audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary data contained on pages sixteen through nineteen is presented for purposes of additional analysis and is not a required part of the financial statements. The information, except for the portion marked "unaudited", has been subjected to the auditing procedures applied in the audit of the financial statements. In our opinion, except for the portion marked "unaudited", on which we express no opinion or any assurance, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Geller Ragans

Orlando, FL
May 26, 2026

110 N. Orange Ave | Orlando, FL 32801 | 407-425-4636 | 407-648-1938 fax
www.orlando.cpa

SOLAR DEVELOPMENT GROUP, LLC

SCHEDULE OF CONTRACTS IN PROGRESS

DECEMBER 31, 2025

(SEE INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION)

Contracts	Total contract price	Contract costs to December 31, 2025	Estimated costs to complete	Estimated total contract costs	Estimated total contract profit	Contract profit accrued to December 31, 2025	Contract profit earned in 2025	Contract costs and profits accrued to December 31, 2025	Billings to December 31, 2025	Contract liabilities
Wilmer	$ 3,953,063	$ 3,085,561	$ 360,301	$ 3,445,862	$ 507,201	$ 454,168	$ 454,168	$ 3,539,729	$ 3,819,693	$ 279,964
Webb	2,363,679	755,826	1,607,853	2,363,679				755,826	890,750	134,924
	$ 6,316,742	$ 3,841,387	$ 1,968,154	$ 5,809,541	$ 507,201	$ 454,168	$ 454,168	$ 4,295,555	$ 4,710,443	$ 414,888

SOLAR DEVELOPMENT GROUP, LLC

GENERAL AND ADMINISTRATIVE EXPENSES

YEAR ENDED DECEMBER 31, 2025

(SEE INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION)

Salaries	$	4,816,028
Payroll taxes		384,369
Advertising		90,699
Amortization		9,672
Computer and internet expense		584,958
Contract labor		36,800
Depreciation		66,964
Employee benefits		322,943
Insurance		113,049
Lease expense		157,445
Membership fees		7,044
Miscellaneous		44,467
Office expense		158,713
Professional fees		493,734
Repairs and maintenance		167
Taxes and licenses		8,275
Travel expense		160,208
Utilities		13,217
	$	7,468,752

SOLAR DEVELOPMENT GROUP, LLC

FUTURE PROJECT REVENUE

YEAR ENDED DECEMBER 31, 2025

(SEE INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION)

UNAUDITED

Project	Customer	Total purchase price per agreement	Revenue earned prior to 1/1/2025	Revenue earned 2025	Future Project revenue
Crawford Road	Apex	$ 816,250			$ 816,250
Land of Promise	Apex	816,250	$ 20,000	$ 257,500	538,750
Pocaty River	Apex	310,000	20,000		290,000
Enon Road	Summit	2,506,500	250,000		2,256,500
Fishersville Road	Summit	1,761,200			1,761,200
Marrow	Summit	697,500	250,000		447,500
Hickory	Summit	1,806,000			1,806,000
Sturgeon Point	Summit	5,257,000			5,257,000
Mars Hill Solar Farm	Novel	88,242			88,242
Ashland Solar Farm	Novel	274,300			274,300
Carroll Road	Orsted	3,450,000	150,000		3,300,000
Rector	Recurrent	5,975,000	1,625,000	200,000	4,150,000
Lonoke (Champion (	Viridi	2,520,000	600,000		1,920,000
Rouget Road	RWE	3,000,000	495,000		2,505,000
Walker Road	RWE	2,250,000	255,000		1,995,000
Greene	RWE	5,000,000	793,605		4,206,395
Caldwell	RWE	1,875,000	407,034		1,467,966
Lincoln	RWE	3,600,000	305,034	176,074	3,118,892
Todd	RWE	3,000,000	305,034		2,694,966
Chicot	RWE	4,500,000	866,668	66,667	3,566,665
Deluce	RWE	3,000,000	360,575	99,999	2,539,426
Corning North	RWE	4,500,000	733,333		3,766,667
Stuttgart - AR BESS/	Engie	8,005,000	450,000	214,375	7,340,625
Madison - MI BESS/	Engie	9,750,000	540,000	401,250	8,808,750
Cape Girardeau - M(	Engie	9,750,000	660,000	401,250	8,688,750
Datto/Corning West	Engie	9,750,000	660,000	281,250	8,808,750
Monette - AR BESS/	Engie	9,750,000	660,000	562,500	8,527,500
Boeuf - AR BESS/U	Engie	11,700,000	768,000	361,500	10,570,500
Duck Lake	RWE	8,000,000	250,000		7,750,000
Greenwood	RWE	8,000,000	600,000		7,400,000
Ionia	RWE	8,000,000	400,000		7,600,000
Clark	RWE	3,401,188	50,000	175,442	3,175,746
Balfour	Engie	19,500,000	1,080,000		18,420,000

SOLAR DEVELOPMENT GROUP, LLC

FUTURE PROJECT REVENUE (CONTINUED)

YEAR ENDED DECEMBER 31, 2025

(SEE INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION)

UNAUDITED

Project	Customer	Total purchase price per agreement	Revenue earned prior to 1/1/2025	Revenue earned 2025	Future Project revenue
Beasley	Engie	$ 9,750,000	$ 540,000		$ 9,210,000
Greene 2	RWE	4,162,500	212,500		3,950,000
Imlay	Engie	7,750,000	430,000		7,320,000
Jefferson	RWE	3,983,320	50,000	$ 312,676	3,620,644
Redwood	Engie	16,250,000		900,000	15,350,000
Hopfinger	Orsted	6,250,000		1,000,000	5,250,000
		$ 210,755,250	$ 14,786,783	$ 5,410,483	$ 190,557,984

Appendix 4 – Material Information

Governing law and forum. The Securities, the Note and the Offering Documents are governed by the laws of the State of California. Any action arising from them may be brought in the state courts of California located in Santa Cruz County, California, or, to the extent federal jurisdiction exists, in the United States District Court having jurisdiction over Santa Cruz County, California.

  

Goal

Northeast Baltimore is about to make its own power. Power to the Neighborhood turns a local rooftop into a 750 kW community power plant, sending clean energy credits to nearby households through BGE's community solar program. At least half of the output is reserved for low- and moderate-income families, who receive a 25% discount on their solar credits for 20 years. The project is certified by the Maryland Public Service Commission and has been awarded a $196,404 state grant.





Baltimore, MD

ESA

ESA is a founder-owned and operated solar and storage developer with more than 8 GW transacted nationwide, taking projects from early development through construction across community solar, utility-scale, rooftop, and storage. In Maryland, we develop community-scale rooftop solar on large commercial rooftops, partnering with local small businesses and faith-based organizations to turn underutilized roofs into affordable, clean energy for the homes and businesses that need it most.

Team Members


Lindsay Latre
Chief Executive Officer


Morgan Brawner
Chief Revenue Officer


Anne Shirley Lewis
Project Manager


Morgan Ruston
Director of Project

Loan Type: INTEREST_ONLY

Payment Cadence: QUARTERLY

Interest: 10%

Term: 24 months

Goal: $ 145000

Investors: 0

Minimum Goal: $ 125000

Funded: $ 0

Project Timeline

Cancellation	2/8/2027, 11:59:00 PM
Funding	2/10/2027, 11:59:00 PM
Term Conversion (distributions start)	4/1/2027, 11:59:00 PM
Maturity (distributions end)	4/1/2029, 11:59:00 PM

(all times are local)

Financial Details

Your investment reimburses the solar panels already purchased for the project, which are pledged as collateral for the note, and pays 10% fixed interest over 24 months, while the savings stay in the neighborhood.

Financial Documents

No financial documents.

Payment Schedule

Payment #	Payment Date	Amount	Principal	Interest	Remaining Balance
1	4/1/2027	$1,712.33	$0.00	$1,712.33	$125000.00
2	7/1/2027	$3,125.00	$0.00	$3,125.00	$125000.00
3	10/1/2027	$3,125.00	$0.00	$3,125.00	$125000.00
4	1/1/2028	$3,125.00	$0.00	$3,125.00	$125000.00
5	4/1/2028	$3,125.00	$0.00	$3,125.00	$125000.00
6	7/1/2028	$3,125.00	$0.00	$3,125.00	$125000.00
7	10/1/2028	$3,125.00	$0.00	$3,125.00	$125000.00
8	1/1/2029	$3,125.00	$0.00	$3,125.00	$125000.00
9	4/1/2029	$128125.00	$125000.00	$3,125.00	$0.00

Impact Statement (shown in welcome email)

This project is designed to deliver clean energy credits to households in Northeast Baltimore through a community solar program.